Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: January 26, 2022

FiscalNote: Analyst Day Transcript

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Marc Griffin: Good morning, everyone, my name is Marc Griffin and I want to welcome you to FiscalNote’s Analyst Day today.

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Marc Griffin: We're pleased to have you here today and to join us with the team as they present the business and discuss the combination with Duddell Street Acquisition Corp.

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Marc Griffin: As a reminder, this session is being recorded and may be transcribed and filed with the SEC, in addition, all standard safe harbor and forward looking statements apply as you can read on slide two and three of this presentation.

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Marc Griffin: Additionally, one bit of housekeeping if you can try to hold your questions until the end when we open it up for Q&A

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Marc Griffin: That said, if something doesn't make sense, and if you need some more clarity feel free to chat us during the during the presentation and we'll try to answer the question as we go along.

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Marc Griffin: During today's event, you will hear from Duddell Street, the management team of FiscalNote, as well as a few excellent customers.

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Marc Griffin: And with that I want to turn it over to the Chairman and CEO of Duddell Street Acquisition Corp and the Co-Founder of Maso Capital. Manoj, please go ahead.

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Manoj Jain - Maso: Thank you very much, Marc

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Manoj Jain - Maso: Hello everyone, can you hear me?

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Tim Hwang: Yes, go ahead.

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Manoj Jain - Maso: Sorry, having some technology issues. Hi everyone.

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Manoj Jain - Maso: As Marc mentioned, I am the CEO and Chairman of the Duddell Street Acquisition Corp. a $175 million NASDAQ listed SPAC.

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Manoj Jain - Maso: I am also the Co-Founder and Co-CIO of Maso Capital, an alternative investment manager based in Hong Kong primarily focused on event driven investing including mergers and acquisitions and capital markets.

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Manoj Jain - Maso: At Maso, we have over 60 years of combined investment experience and have deployed over $20 billion of transaction capital since inception.

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Manoj Jain - Maso: On pages five and six in front of you, I'll speak briefly on the transaction.

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Manoj Jain - Maso: So we IPO’ed Duddell Street in October 2020 with a view to merge with a high growth company with a strong public market equity story.

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Manoj Jain - Maso: Visible U.S.-listed comparables, experienced and aligned management team and a number of post-listing organic and inorganic value levers, which create value to equity holders post-closing.

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Manoj Jain - Maso: From a structural standpoint within the SPAC universe our transaction is highly unique.

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Manoj Jain - Maso: First start, Maso Capital bought about 20% of its own IPO at listing. In addition, we have agreed to backstop the entire trust account of $175 million and we have anchored the PIPE.

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Manoj Jain - Maso: Therefore, between the backstop trust and the hundred million dollar committed pipe the combined gross proceeds are $275 million, this is materially in excess of the minimum cash condition and highly unique within the SPAC arena.

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Manoj Jain - Maso: We also believe this is highly unique.

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Manoj Jain - Maso: Given the structure enhances the transaction closing certainty and particularly given our U.S. dollar commitment to this, it is clear we are truly aligned with the FiscalNote shareholders, board, and management.

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Manoj Jain - Maso: With its founder-led management team and AI-driven software, FiscalNote is disrupting a $37 billion, legal and regulatory industry historically comprised of industry publications, consultants, and large pools of paralegals.

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Manoj Jain - Maso: FiscalNote revolutionizes the ways laws, regulations and policies are tracked and analyzed, and in a similar manner to how finance individuals use Bloomberg or Reuters.

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Manoj Jain - Maso: FiscalNote delivers real time personalized data feeds and alerts on complex legal and policy information and this allows customers to better increase revenues or reduce costs or both.

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Manoj Jain - Maso: On the following page six, which is the transaction summary, you can see that the $1.3 billion De-SPAC valuation entry multiple is approximately 6.9x.

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Manoj Jain - Maso: 6.9x 2022 enterprise value to sales and 4.6x 2023 enterprise value to sales, both of which are material discounts to all relevant comparable companies.

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Manoj Jain - Maso: Importantly, from the structure as well, you can see, there is a 100% seller rollover and use of proceeds is entirely for debt repayment and M&A.

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Manoj Jain - Maso: From a public market comparables perspective, this is on pages seven and eight, we highlight what we believe to be the relevant universes, mainly a combination and a blend of information services universe

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Manoj Jain - Maso: Such as MSCI, CoStar, S&P global, delivered via SaaS technology platform.

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Manoj Jain - Maso: And lastly, on page nine, you can see some of the key items, between now and transaction closing.

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Manoj Jain - Maso: As you can observe, we are currently in the SEC review period.

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Manoj Jain - Maso: And we will be holding the SPAC shareholder vote in March of this year, with a view to closing at the end of March, importantly, the target shareholder vote i.e. the FiscalNote shareholder approval has already been received.

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Manoj Jain - Maso: And on that note, I’m pleased to pass it on to Tim and the rest of the FiscalNote management team.

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Tim Hwang: Great thanks, Maso. Appreciate everybody jumping on the phone here very early on in the day, we are very pleased to talk to you today about the FiscalNote story, as well as some of the major milestones we're looking forward to in 2022 and beyond.

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Tim Hwang: Today, we'll kick off with a conversation about FiscalNote and it’s overview here. To kick off the conversation, we’ll be talking about the category creation story and FiscalNote here.

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Tim Hwang: The problem that we're primarily trying to solve as an organization is the overwhelmingly large amounts of information.

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Tim Hwang: That executives, corporations, government agencies are facing every single day when it comes to public policy changes, legislative changes, and regulatory changes.

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Tim Hwang: Throughout the world, whether you're talking about a plastic bags ban, you know, in a specific municipality.

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Tim Hwang: Or major infrastructure piece of legislation in Congress or a major environmental regulation coming out of a particular regulatory agency.

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Tim Hwang: Every form of that, whether it's in the form of government spending, the trillions of dollars in government spending, the public policy statements by elected officials around the world.

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Tim Hwang: The cases and the regulations, the actual text of what governments are working on, is a very, very large amount of information that people have to sift through.

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Tim Hwang: And then on the next slide you'll actually see that boards and CEOs are facing quite a significant amount of this regulation, whether it's taxes or customs or tariffs.

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Tim Hwang: Or other forms of sort of regulatory constraints on their organizations and so they are feeling the pressure.

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Tim Hwang: Of the increasing amounts of regulations and policies in the ways in which they operate their organizations.

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Tim Hwang: So on the next slide you'll see what we've done here at FiscalNote is to create a technology platform.

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Tim Hwang: That delivers very critical legal and economic information in an uncertain world.

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Tim Hwang: This is very similar to what Manoj decided as the way in which you might use an S&P Global CapIQ terminal or FactSet or CoStar or a Bloomberg terminal whatever the case is.

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Tim Hwang: We provide critical legal policy and economic information for people to do their jobs on a day to day basis, and so, how does that come together.

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Tim Hwang: Well, on the next slide you'll see that the FiscalNote solution.

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Tim Hwang: Basically combines a couple different things into these subscription information services products. The first is we combine high quality, mission-critical, unrivaled, global information policy.

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Tim Hwang: These are the legislation, the regulations, the government actions, the statements by public policy officials from around the world, we collect all that information into having some sort of a unified data feed of everything that's going on.

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Tim Hwang: And what we do with that information is you wrap it around with an embedded SaaS workflow that helps compliance, regulatory, and legal professionals to really understand.

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Tim Hwang: Not just the information that's coming out, but what they can do about it.

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Tim Hwang: In terms of being able to search or get alerts or notifications or deeper analytics or whatever the case may be.

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Tim Hwang: To be able to access that on a cloud-based application is something that we deliver for our customers on a subscription ongoing basis.

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Tim Hwang: And of course, augmenting the data is analytics and research capabilities, these are powered by cutting-edge artificial intelligence and highly-differentiated, again, mission-critical information.

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Tim Hwang: That really helps support our customers in mitigating regulatory risk or incrementally generating revenue or minimizing costs. Let's say you're a ride sharing company and you're facing an onslaught of regulations.

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Tim Hwang: From Labor classification, the data privacy, the money transfer, whatever the case is, You log in FiscalNote as a legal team professional or compliance professional.

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Tim Hwang: This software SaaS application we deliver for you and you can look up, get alerts ,or searches and notifications around.

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Tim Hwang: All these different regulations that may pertain to your business, and of course that's highly, highly useful and candidly mission-critical as you're trying to navigate regulations from the local, state, federal, as well as international levels around the world.

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Tim Hwang: So you know FiscalNote, we believe that category creation here is in play, that we are creating a new category around legal and policy.

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Tim Hwang: and very similar to the ways in which we saw other vertical software companies.

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Tim Hwang: or other kind of financial services companies really dominate the information categories, the software categories, respectively, in the legal and policy category.

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Tim Hwang: We strongly believe FiscalNote on its pathway to really building this category here, and so the way that we do that, essentially, is by delivering critical information and technology.

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Tim Hwang: onto the desks of the world's most important decision-makers and later on this presentation will talk about our customer base and the importance of those decision-makers, as well as the breath of the customer base that we have overall.

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Tim Hwang: So the next slide, we talked a little about the addressable market that we're going after which we're very excited about.

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Tim Hwang: This $37 billion market opportunity that we're chasing, a wide open space driven by clear market tailwinds

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Tim Hwang: These tailwinds are driven by a couple things. Number one is the proliferation of regulatory complexity so that's a long winded way of saying.

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Tim Hwang: As regulatory complexity, as the complications and regulations continue to increase, they drive more impact

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Tim Hwang: From a public policy perspective, we strongly believe that that's going to continue to drive demand for our products.

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Tim Hwang: Of course, that's augmented by the need for demand in terms of workflow efficiency and automation, the need for aggregation and standardization when it comes to legal and policy information particular and, of course, all that's coming together in terms of our operating strategy.

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Tim Hwang: To increase the growth trajectory of the business and that comes fundamentally by increasing our sales capacity by getting effect getting more customers.

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Tim Hwang: Driving broader land and expand, effectively looking at our existing customer base and being able to upsell them more and, of course, looking at incremental growth opportunities in new customer segments and geographies.

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Tim Hwang: Looking at the vast opportunities in the European Union or in Asia, really looking at our ability to invest into new product categories and new data sets.

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Tim Hwang: Further investments here that really help us to be able to drive some of those capacities to increase our sales capacity and, of course, really sell more to our existing customers.

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Tim Hwang: On the next slide, you'll see that we break down our customer segments very clearly.

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Tim Hwang: The first segment of customers that we have are corporates.

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Tim Hwang: Corporates are essentially trying to navigate a wide variety of complex regulatory challenges, and you open up the newspaper or listen to the news.

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Tim Hwang: These are high topics every single day, they're things like ESG or data privacy or anti-trust, and these are areas that corporations, in particular, have a high, high, high rate of interest in and trying to understand the implications of those regulations on their particular industries.

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Tim Hwang: The second segment of course is government agencies, here we support some of the world's most important decision makers across defense and civilian agencies.

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Tim Hwang: At the federal, state, and local levels in the United States to help these agencies secure government funding, support national security, and really engage in global diplomacy.

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Tim Hwang: So if you are a military agency trying to secure Congressional funding.

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Tim Hwang: For some program or initiative, of course you're using FiscalNote’s relevant products to be able to understand.

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Tim Hwang: The appropriations process, the way in which you are securing that financing for continuing operations, and of course that's extremely mission-critical in terms of the way that people continue to operate their organizations.

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Tim Hwang: And, of course, in the United States as well, we do support a large number of nonprofits, and these are very, very large nonprofits to very, very small nonprofits.

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Tim Hwang: Who are part of the democratic and political process so here you'll see a couple different examples of.

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Tim Hwang: The National Education Association, which is the teacher’s union, the National Association of Realtors, very, very large institutional organizations in the Beltway and K Street that really use FiscalNote.

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Tim Hwang: To really advocate for their elected officials and really ensure some form of funding or protection of interests as you're trying to participate in a democratic process.

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Tim Hwang: And the next slide you'll see you know FiscalNote’s history as a as a firm, we have a very strong track record of growth, from the very beginning of the company.

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Tim Hwang: Wee started the company in a Motel Six room in Silicon Valley. As an aside, I started the company

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Tim Hwang: out of this idea that I’d see when I was in politics, I worked for Senator Obama.

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Tim Hwang: From a political perspective, I worked as an elected official at the age of 17 and really seen the tremendous amount of opportunity when it comes to.

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Tim Hwang: Legislation, and regulations, and the complexity that walls around that.

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Tim Hwang: As an example, you’re sitting in a public policy meeting let's say at the board of education level, as I was before.

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Tim Hwang: You're getting regulated at the federal level (Department of Education), getting regulated at the state level, getting regulated by local cities and municipalities, who all have an opinion about the curriculum or about education.

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Tim Hwang: And so you get these binders of regulations that are delivered to your house

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Tim Hwang: From my perspective on that was as a government official, we're sitting here, trying to understand what other government agencies are trying to do.

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Tim Hwang: And if we're really struggling to understand the information.

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Tim Hwang: How do we expect private sector, how do we expect the other participants of democracy to follow along in the political process. FiscalNote was really an outgrowth of my experiences in public policy

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Tim Hwang: To shine a lot of light and transparency into the political and policy making process to really help other organizations understand.

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Tim Hwang: The implications of those regulations. In 2013 we launched our first product brought it to market to really bring that clarity around government information.

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Tim Hwang: We were coding the product, calling customers, scaling the business and secured early financing from folks like Mark Cuban, Jerry Yang, Steve case and NEA.

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Tim Hwang: And very aggressively, grew the company from there, step by step, brick by brick, employee by employee, product by product, both through organic and inorganic mechanisms

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Tim Hwang: Adding on continuous data sets, new data sets that that enabled us to cover more areas, bringing on new workflow capabilities that we were able to embed into further parts of the organization.

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Tim Hwang: And of course, partnering with really deep-pocketed growth capital investors folks like S&P Global who have invested with us from the very, very early stages of business.

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Tim Hwang: And, of course, as we enter into the public markets, we're very excited by the prospect of combining our winning growth strategy in terms of organic and inorganic approaches to really build our market leadership into the future.

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Tim Hwang: On the next slide you'll see that FiscalNote is a scaled player with a global footprint, we collect over 50,000 data sources.

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Tim Hwang: We have operations and over 13 locations, with over 700 professionals globally. Headquartered in Washington DC with offices across the United States across the European Union and across Asia.

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Tim Hwang: As mentioned before, we service over 3,000 subscription customers today, with over half the Fortune 100 as current customers.

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Tim Hwang: We are solidly a subscription revenue business, we have over 90% of our revenue coming from subscription revenues and that really helps us to think about growth, prospects, expansion.

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Tim Hwang: We develop deep relationships with our customers over a multi-year period.

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Tim Hwang: Now, this company is supported by a strong team with a very strong track record.

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Tim Hwang: This is a team that has operated multiple companies before, multiple public companies

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Tim Hwang: Taking multiple private companies to multi-billion dollar exits, operating businesses at significant scale, and so this is a team that's really been there, done that.

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Tim Hwang: And, of course, this team is supplemented by a team of advisors and investors, these are Prime Ministers, these are Secretaries to Presidents and Fortune 500 CEOs.

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Tim Hwang: That help FiscalNote, to be able to expand into new customer segments, get critical insights about strategy and operations, and really grow into the future.

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Tim Hwang: And the next slide, you'll see that it's not just of course individuals but, of course, institutions and equity investors and funds.

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Tim Hwang: That have put over a quarter billion dollars of private capital to work with our company.

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Tim Hwang: Really scaling the company from its early stages to where it is today, and of course we're very excited to enter into the public markets with a new set of investors that can continue to help us grow into the future as well.

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Tim Hwang: So with that, I am going to pass it over to Dr. Vlad Eidelman, our Chief Scientist and Head of AI research to talk about our innovation and product strategy throughout 2022 and beyond.

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Vladimir Eidelman: Thanks, Tim. I am the Chief Scientist and Head of AI as Tim just said.

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Vladimir Eidelman: I joined FiscalNote about eight years ago, was one of the first 10 employees. I built out some of the first versions of our AI-enabled features and now manages the Data Science and AI teams.

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Vladimir Eidelman: Today I’m going to talk a little bit about how we build our data products, specifically focused on three elements of our product and technology stack.

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Vladimir Eidelman: First, how we collect ingest and process the data. Second, how we automatically enrich it. Third, how we present it for customers in custom workflows so they can discover plan and act.

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Vladimir Eidelman: On the next slide you'll see that from wage standards coming out of the city council in Springfield, Massachusetts or facial recognition restrictions in Seattle to Congressional hearings on data privacy.

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Vladimir Eidelman: As Tim talked about, all of these actions can have a huge impact on grocery stores, police departments, or tech companies.

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Vladimir Eidelman: The policy and compliance environment is complex and especially because it's fragmented at the local, state, federal levels in the US and globally.

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Vladimir Eidelman: The data represents the complexity that we collect, whether from one of the 14,000 municipal governments in the U.S.

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Vladimir Eidelman: Or earnings calls, news articles or online viewing activity is mostly publicly available but there's a wide gap between publicly available and what's actually usable and actionable to our clients.

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Vladimir Eidelman: First, across legislation and regulation and different levels of government and countries, news, social, financial documents.

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Vladimir Eidelman: They're different source websites with different structures, different data models, and a high rate of change.

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Vladimir Eidelman: Second, we're dealing with over 50,000 data sources and typically millions of documents process per week.

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Vladimir Eidelman: So while someone in a dorm room could write a scraper and fairly easily get data only from the FDA or political donations.

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Vladimir Eidelman: In order to actually handle the volume and the velocity of the sources that we do, we built an ingestion engine.

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Vladimir Eidelman: For high speed collection and validation of the data that we're synthesizing, standardizing, normalizing, and processing for downstream applications.

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Vladimir Eidelman: So, specifically, we invested and built out modular data services and tooling.

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Vladimir Eidelman: That allows us to identify a new data source like a city council agency or new service and onboard them quickly into our products.

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Vladimir Eidelman: We can grab the contents of the page automatically, identify important links and documents and check for changes from previous versions and store in our system for later reprocessing.

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Vladimir Eidelman: Since data sources constantly change, we designed collection systems to be smart and responsive, so that we can minimize the maintenance costs, for example.

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Vladimir Eidelman: If we go to the City Council of DC page and we can first identify if there's a link to a document that looks important we want to download.

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Vladimir Eidelman: Then we come back and if the structure of the page changed, and the same paths aren't there, but other ones, we automatically check if it's the same or different links and subsequent versions and grab those and release them back.

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Vladimir Eidelman: By creating this configuration based pipeline that specifies the appropriate level of semantics of the data, where it's coming from and what metadata is important, like title dates descriptions.

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Vladimir Eidelman: We can activate different parts of the pipeline and pass it on to the application APIs to handle.

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Vladimir Eidelman: We also maintain good relations with web hosts and have a robust framework for developing, redeploying, and monitoring for changes as sources constantly change.

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Vladimir Eidelman: So why do we do all this, the guiding principle is the table stakes need for clients to make data or to make decisions with the data that we provide.

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Vladimir Eidelman: So we have several teams dedicated to maintaining the stack and our data quality, which we think about in terms of completeness, consistency, timeliness, and uniqueness.

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Vladimir Eidelman: Much of that logic and monitoring is handled by our processing pipeline which handles extracting text from all the file types, including images through a cascade of codes.

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Vladimir Eidelman: Identifying missing data that we expect like titles of documents or dates resolving and normalizing fields like names of people.

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Vladimir Eidelman: Or organizations like Apple that could have multiple different instances and merging or moving data, where appropriate.

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Vladimir Eidelman: Under all of this is a set of internal tools for monitoring and alerting various aspects of the data that flows through.

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Vladimir Eidelman: The automated data pipeline monitors and observes a lot

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Vladimir Eidelman: Because of the complex nature of the data, we also benefit from human expertise, for instance, reviewing data when a state regulatory bulletin has scan pages with obscured text and put it in sideways.

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Vladimir Eidelman: or for data relating to stakeholders or names of people that have been unresolved or their job titles.

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Vladimir Eidelman: So for these instances we actually have multiple human in the loop review and refinement capabilities throughout the pipeline.

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Vladimir Eidelman: To be able to do most of the work automatically but ensure we maintain data quality and provide feedback to the system.

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Vladimir Eidelman: Finally, because we have a number of data sources coming in through our acquired companies.

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Vladimir Eidelman: We've started a data integration platform team, which is responsible for pulling all these efforts, together, to enable compounding the value across the products.

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Vladimir Eidelman: The opportunities identified include transcripts from FactSquared to CQ in FiscalNote, local data from Curate, Forge, status classifications and policy from Equilibrium and the list really goes on.

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Vladimir Eidelman: Collectively, all this is geared to provide discover ability, aggregation knowledge management from the thousands of data sources from different geographies, organizations, languages as we'll talk about next on the next slide.

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Vladimir Eidelman: So what our clients are looking for from the product is really boiled down to four things our clients need to understand what the data is about.

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Vladimir Eidelman: Why it's important, who was involved, and how it affects them. To identify these insights and connections at scale, AI has been at the core of our strategy since our foundation in 2013.

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Vladimir Eidelman: Once raw data has gone through the processing pipeline that we just talked about the next stage is enrichment.

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Vladimir Eidelman: Most data coming in looks like dense legal documents but inside regulatory comments like response to net neutrality from Comcast and Version with buried reasons why and how it's going to affect them financially.

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Vladimir Eidelman: Inside the Farm Bill are huge costs and subsidy proposals

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Vladimir Eidelman: Inside earnings reports are policy risks. So from all of this unstructured data, we need to extract elements of structure automatically.

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Vladimir Eidelman: We do this by applying AI to enrich the text, the audio, the video and the images that we collect.

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Vladimir Eidelman: At a high level to answer the what’s, the what is it about, or who was involved questions

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Vladimir Eidelman: Whether a document is about transportation network companies, immigration, or energy or if it mentions Planned Parenthood or the NRA

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Vladimir Eidelman: We represent each document in multiple dimensions and have a number of machine learning models, we apply the modular scalable and NLP pipeline

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Vladimir Eidelman: Where analysis can be done at the word, sentence, section, or document levels, for example, to pinpoint what it's about.

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Vladimir Eidelman: In addition to extraction key phrases, we've built multiple taxonomy from 2000 policy related topics to get industry classification to ESG and operational risk.

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Vladimir Eidelman: That we classified documents into and that proprietary training sets that can improve with user feedback.

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Vladimir Eidelman: we've also got training sets and models to extract generic entities like organizations like Apple and people.

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Vladimir Eidelman: But, more specifically, we also have things for legal entities like legal citations to extent law.

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Vladimir Eidelman: To, for example, be able to establish a connection from a newly introduced bill on student protection to the code of federal regulations sections on student assistance

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Vladimir Eidelman: Through that, to identify potential and future modifications and actions, the Department of Education may take so that our clients can see a future potential implications of a bill before it even passes.

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Vladimir Eidelman: We also have models for forecasts, similarity, recommendations, relation extraction, transcription sentiment, stance analysis, summarization, time series analysis nominal detection.

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Vladimir Eidelman: And image recognition which I’m happy to go into later in the Q&A.

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Vladimir Eidelman: These outputs are stored in several relational and graph data stores, as well as Elastic where we can scalable we serve them and perform aggregations on different cuts of the data.

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Vladimir Eidelman: Across entities, topics, industries or any number of other fields to quickly derive actionable insight for particular workflow in an application.

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Vladimir Eidelman: Conceptually whether it's in a relational or graph form we've built several knowledge graph where nodes are entities, like the bills, news, regulators, companies and the edges are enrichment we've made.

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Vladimir Eidelman: So, for example, if you're interested in data privacy across the 50 states, we have the legislation tagged as related to data privacy from the topic models.

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Vladimir Eidelman: The legislators associated with sponsoring those bills, analysis on who's been most active or effective and pushing that legislation forward.

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Vladimir Eidelman: Automatically extracted key phrases like cyber security and GDPR

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Vladimir Eidelman: documents classified as similar, the news articles mentioning those key phrases or related companies, the stakeholders that the clients have themselves uploaded to the system.

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Vladimir Eidelman: And that set of entities and relationships composes our graph that first allows us to identify all of the useful connections across these organizations, people in documents.

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Vladimir Eidelman: Importantly, as the graph grows, as we ingest more data as we extract entities, it becomes that much more powerful and creates a network effect

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Vladimir Eidelman: Where we have more relation to types of more entities that we can group together in various ways.

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Vladimir Eidelman: In order to train the models, we have several sources of training data, first the proprietary data sets that we built for our own topic classification entity extraction resolution and modeling the impact of policy.

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Vladimir Eidelman: And second as the users identify what's relevant, what's important, and label things in the products themselves.

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Vladimir Eidelman: We collect all this data and the product usage activity itself creates training data and feedback loops which we use, for example, for building out recommendation systems.

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Vladimir Eidelman: Finally, we use a combination of machine learning approaches, optimizing, not just for the best performance of the standard model, but the entire system performance from the runtime and memory constraints, update frequency of the data and explainability or other considerations.

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Vladimir Eidelman: Next slide.

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Vladimir Eidelman: While we do a lot of heavy lifting with our automated modeling which allows us to effectively and efficiently serve thousands of clients.

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Vladimir Eidelman: The complexities in the legal, economic and geopolitical space sometimes required deep technology, policy and legal expertise.

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Vladimir Eidelman: Which is true for both for our external clients and internal advisory, editorial and analysts services.

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Vladimir Eidelman: Because of that our approach to using AI has always been an augmented intelligence.

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Vladimir Eidelman: We believe, AI should be used to enhance and support human intelligence in a collaborative manner so basically he is great at certain things like pattern recognition from a large set of data.

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Vladimir Eidelman: and humans are great at other things like intuition, reasoning, inference.

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Vladimir Eidelman: for example, when our extractive summarization model produces a legal summary for thousands of bills that kind of today.

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Vladimir Eidelman: which would be cost prohibitive to summarize otherwise or automatic speech recognition and models producing almost live earnings call or Congressional transcript.

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Vladimir Eidelman: goes into the system, but it can also be routed to a human analyst for review, especially if it falls below threshold of quality.

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Vladimir Eidelman: Similarly, when we detect an anomalous activity online for a geopolitical entity, an analyst reviews it to verify its credibility before passing it forward.

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Vladimir Eidelman: And this way, we have, and continue to integrate AI to existing human driven process with the appropriate level of automation identifying places where we can offer a service we couldn't before with a lower cost and a faster time while upping the quality from a purely automated system.

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Vladimir Eidelman: And now transitioning to the workflow portion, well clients may be curious in how we ingest and enrich the data really they care about getting the right actionable information at the right time.

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Vladimir Eidelman: This comes down to three main workflow objectives: discovery, planning and action.

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Vladimir Eidelman: For discovery, time is one of the most important factors in identifying threats and opportunities for our clients.

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Vladimir Eidelman: And the volume and velocity of introductions and changes is more than anyone can keep up with.

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Vladimir Eidelman: So when Southwest is alerted by us about jet fuel tax that was just introduced in Nebraska and it's time to defeat it.

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Vladimir Eidelman: or a food industry association warns about a hazard pay initiative being voted on that night can delay it that's powerful.

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Vladimir Eidelman: Much of the power of our products comes from their ability to identify targeted information from something that has just been collected and they'll work clients before they know about it.

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Vladimir Eidelman: we're able to do this effectively because we're aggregating all this information enriching it.

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Vladimir Eidelman: across all the different data sources and looking at multiple dimensions to alert on like the topic, the source, the locality, the people involved or some combination.

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Vladimir Eidelman: In addition, we use the responses from alerting and discovery to build personalized models that further refined relevancy by feeding off of user activity.

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Vladimir Eidelman: Once something of relevance is identified the power of the technologies to automatically monitor for updates.

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Vladimir Eidelman: or clients can stay organized by having a single place with our sourced and uploaded data from which they can communicate and build real time reports, as well as upload their own data.

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Vladimir Eidelman: So, for example, for nary on they were able to consolidate multiple information channels, when their government affairs team sees an update their media relations team can update their talking points and their legal team can assess the risk.

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Vladimir Eidelman: With clients able to upload their own related documents and links the system is feeding off of the automatically source data.

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Vladimir Eidelman: All this planning can happen efficiently to prepare the ground for either new business initiatives or quickly respond to questions from one place.

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Vladimir Eidelman: Finally, once it's time to take action or report out, we have advocacy and constituents solutions, as well as custom reporting capabilities, so, for example.

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Vladimir Eidelman: The Credit Union National Association, was able to quickly mobilize a successful campaign to stop privacy invading Iraq provisions in the build back better act.

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Vladimir Eidelman: Sending about 3.6 million messages to credit unions across the country, resulting in about 850,000 messages sent to members of Congress to successfully remove that provision.

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Vladimir Eidelman: or for a public sector client, which receives alerts on anomalous activity online and research patterns for a given geography.

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Vladimir Eidelman: They can follow activity levels related to that, to see how it evolves and report out to policymakers when there's a high likelihood of something happening.

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Vladimir Eidelman: Finally, all of these phases from discovery, planning and action we're generating data from user interactions with the product.

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Vladimir Eidelman: Where we can use the data from a wording and that data exhaust for the recommendations and refinements of relevancy or the hundreds of millions of advocacy messages we send to connect back to the source data and identify trends and improve action rates.

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Vladimir Eidelman: On the next slide you'll see that these three stages for discovery, planning and action manifest themselves in different ways across several verticals, applications.

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Vladimir Eidelman: Each exposing a slice of the data to specific customer personas.

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Vladimir Eidelman: Each one is designed with pre built workflows, for instance for government affairs legal, advocacy, ESG, risk or public sector intelligence use cases.

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Vladimir Eidelman: Our focus across all of the applications are, first, to be able to deliver data from external sources quickly so as the 3M and South with quotes indicate.

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Vladimir Eidelman: That can be a word at the anything of interest second to have high ease of use, allowing for easy collaboration and stickiness.

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Vladimir Eidelman: And third, have workflow that's are adapted to well to users hiding the complexity under the hood. Our ability to do this well, as evidenced by the example in fact that 60% of the items clients are bookmarking within the FiscalNote application are coming through a recommendation.

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Vladimir Eidelman: On the next slide you'll see that all of these pieces from data services to applications are built on a cloud foundation.

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Vladimir Eidelman: With scalable resources in an increasingly containerized environment with end to end monitoring of data flowing through.

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Vladimir Eidelman: we've also made investments in the data analytics stack underneath all of this to capture metrics across product usage, to enable us to combine.

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Vladimir Eidelman: With data across the organization from operational systems in a central data warehouse where we can get a more complete view of clients.

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Vladimir Eidelman: and be able to push back leading indicators to the operational teams to improve the efficacy of client success, marketing and sales efforts.

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Vladimir Eidelman: We also demonstrate our products are secure by maintaining a SOC 2 type 2 certification, SAML authentication, GDPR compliance and a dedicated security team at the enterprise level.

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Vladimir Eidelman: On the next slide you'll see that.

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Vladimir Eidelman: up through 2020 we were primarily serving a government affairs audience through products focused on US and state legislative and regulatory issues management with early entry products into global coverage.

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Vladimir Eidelman: In 2021 our strategy has been to focus on expanding our workflows and our data into new markets, such as geopolitical intelligence global market and tutorial analysis federal constituent communications and ESG management.

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Vladimir Eidelman: And with appropriate levels to the use case of integrated workflow and data capabilities, as indicated by the vertical axis on side.

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Vladimir Eidelman: With the solutions we are moving from monitoring just what's going on to helping our clients know what to do about it.

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Vladimir Eidelman: These markets are also themselves accelerating and the data in the workflow accelerate our ability to quickly expand and offer new products in 2022.

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Vladimir Eidelman: For example, just yesterday we announced we built and taken to market state and local constituent communications product in just three months from inception.

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Vladimir Eidelman: by adapting Fireside, an application at the federal level and combining our expertise in our state and local go to market.

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Vladimir Eidelman: we're also incubating a new division before investing in commercial as an AI solutions such as data labeling services, and alternative data platforms that we're calling F&AI services.

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Vladimir Eidelman: On next slide you'll see as we're expanding our content and data coverage we're looking to invest in technology and data that can preemptively be valuable to the regulated sectors of the future.

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Vladimir Eidelman: And quickly create ways to take it to market, for example, we were quickly able to build a taxonomy and classification model around ESG.

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Vladimir Eidelman: and apply it to data and content from our US and geopolitical monitoring products to produce an ESG benchmarking report.

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Vladimir Eidelman: And on the next slide you'll see that we have a lot more opportunities in our sites.

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Vladimir Eidelman: In another instance we've recently combined our online attention monitoring abilities, with a newly built election forecasting model to close a large contract related to intelligence on an election in Southeast Asia.

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Vladimir Eidelman: Our goal is to continue identifying and executing on these opportunities to grow into industries as diverse is cannabis, autonomous driving and cryptocurrency and with that we're going to make some of these examples thrilled with a customer testimonial.

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Recording Meg Villarreal: Nestle is the world's largest global food company, we have a major presence in the U.S. market, it is our largest market.

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Recording Meg Villarreal: You know I think when you say nestle people kind of typically think of some of the products of our past and we've actually become an incredibly diversified company over the last 25-30 years. We own everything from iconic brands like Stouffer’s and Lean Cuisine and Hot Pockets.

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Recording Meg Villarreal: To our coffee products, which include Nespresso, Nescafe and a lot of products in that portfolio. We also have Nestle Purina so we have a huge pet food business.

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Recording Meg Villarreal: That has some fantastic brands like Purina One, Purina Pro Plan, Dog Chow, Fancy Feast and a lot of others, and then, most recently we've done a lot of acquisitions in our health sciences area which is.

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Recording Meg Villarreal: Really it started out as a business that was primarily focused on tube feeding and nutritional supplement feeding for.

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Recording Meg Villarreal: Folks who are in critical medical need and that's expanded over the past couple of years to include vitamin supplements and alternative protein type products and it's just been a really fantastic kind of powerhouse driving our company's growth.

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Recording Meg Villarreal: So our team supports all of the different operating units and different business units for Nestle, so Nestle is a unique company and how we're structured.

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Recording Meg Villarreal: We do have different operating companies throughout the U.S., which includes Purina headquartered in St Louis.

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Recording Meg Villarreal: Our health sciences division which is headquartered in Bridgewater and our coffee partners division which is headquartered in Seattle Washington.

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Recording Meg Villarreal: As well as several others, and so our team really works to support all of those businesses, first and foremost, our team members are assigned out to those businesses to help.

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Recording Meg Villarreal: Support whatever they need in a government and corporate affairs capacity, and then we also do different public policy issue sets that helps to support the total company.

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Recording Meg Villarreal: Speaking from personal experience, I manage our climate net zero and regenerative ag portfolio and it's a huge and growing portfolio and so FiscalNote is really critical to.

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Recording Meg Villarreal: My ability to not only track the legislation but use the issues management function of the tool.

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Recording Meg Villarreal: to really be able to not only track what we're doing in the legislative space so lobbying interactions, advocacy interaction actions that we have with.

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Recording Meg Villarreal: elected officials but also tracking what associations and partnerships and NGOs we're working within that space.

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Recording Meg Villarreal: How they are either aligning to or potentially not aligning to what our positions are and then being able to track who within the company is having those unique touch points, not only with our elected officials, but with our key other external stakeholders as well.

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Recording Meg Villarreal: It’d probably be an excel sheet and it'd be quite a mess.

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Recording Meg Villarreal: I’ve worked for several different companies in the food and beverage space and FiscalNote was kind of always the gold standard.

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Recording Meg Villarreal: So I’ve been with other platforms before in the past, if you use their data management tools and they're great.

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Recording Meg Villarreal: But FiscalNote really is the gold standard So when I came to nestle and we were vetting the process of bringing FiscalNote on board for use for our team, it was something that several of us very strongly advocated for the system is intuitive, it is.

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Recording Meg Villarreal: Extremely cross functional it has multiple different tools within the software that you can utilize to really best manage, track and then activate on objectives that you have in public policy areas.

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Recording Meg Villarreal: The end of the year we put together a corporate affairs end of the year report that goes through everything from the issues that we lobbied and advocated on to our biggest wins.

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Recording Meg Villarreal: areas and issues that we're still working on, partnerships that we have engaged and trends that we're seeing for what could potentially be.

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Recording Meg Villarreal: Up in the next year in the public policy space and FiscalNote is integral to us, putting that end of your report together. That report goes to our senior most executives, including our CEO Steve Presley who.

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Recording Meg Villarreal: also leads zone North America, which is US and Canada for nestle globally, it goes to his executive leadership team, it goes to our partners in corporate affairs.

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Recording Meg Villarreal: At our headquarters in Switzerland, and it goes to pretty much any other advocacy person that we have within the Nestle organization so.

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Recording Meg Villarreal: It does get spread quite far and wide and consistently the feedback that we hear about that year-end report is that people are always in awe of our capabilities for tracking.

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Recording Meg Villarreal: They are in awe of our capabilities for using that tracking to be able to forecast what's going to happen in the next year and we could not do that without the use of FiscalNote.

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Recording Meg Villarreal: I think a perfect example of this is what's going on in the plastics and packaging space right now.

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Recording Meg Villarreal: And you know I think it's been on everyone's radar for a long time, including the issue of extended producer responsibility. There were a couple of states that had started to put together EPR proposals and other types of recycling and plastics proposals.

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Recording Meg Villarreal: But over the last couple of years we've really seen that explode and there are hundreds of bills at the state level right now that are trying to address these issues and these problems.

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Recording Meg Villarreal: Without FiscalNote, we could not have been on the forefront of tracking which states we're going to be most impactful to our business.

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Recording Meg Villarreal: which states, we felt like we're going to pass the most effective legislation, where we could be supportive of specific proposals or where we needed to be opposed to specific proposals.

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Recording Meg Villarreal: FiscalNote really empowered us to be kind of at the forefront of everything happening on that issue.

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Recording Meg Villarreal: And now that we're seeing this absolute explosion of hundreds of pieces of legislation in this area.

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Recording Meg Villarreal: we've been tracking the trends on it now for so many years that as they consider other things like federal legislation that could also help to address these issues.

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Recording Meg Villarreal: We can give legislators and staff kind of back data and back information on here's what's worked well in the States here's what hasn't worked well here's where.

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Recording Meg Villarreal: These types of policy initiatives have been successful and here's where they haven't, so it's been absolutely critical to our ability to forecast on that issue and to.

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Recording Meg Villarreal: Really kind of be ahead of the curve, as we go into this legislative season.

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Recording Meg Villarreal: It doesn't take a whole lot of justification for us in the corporate Affairs and Public Affairs faith, the system and the tool really speaks for itself, we all know the value the inherent value that we have in it.

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Recording Meg Villarreal: I think the easiest way to justify it to folks who are not familiar with the FiscalNote platform is to.

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Recording Meg Villarreal: just describe to them at it's very base what it does, in helping us with our lobby and compliance and lobbying tracking.

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Recording Meg Villarreal: Of the minute that you say to higher ups senior executives or anyone in the finance space that it helps to keep you out of jail, because you're seeking some clients and reporting.

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Recording Meg Villarreal: All they say is fantastic, continue to use that system. But that is just such a minor piece of what FiscalNote is able to do for us and the capabilities that the system has. When we talk about beyond.

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Recording Meg Villarreal: You know lobbying compliance and get into issues management and the tools that the system has that allow us to bring in folks from regulatory affairs, corporate affairs, public affairs, PR and whatnot and all be on the same page on an issue and speaking with one voice.

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Recording Meg Villarreal: there's just there's not a price tag you can really put on that's so critical to an organization success.

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Reed Fawell: Hi everyone, I’m Reed Fawell, Chief Revenue Officer here at FiscalNote and looking forward to speaking with you all today thanks for joining.

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Reed Fawell: For some quick context, on my background I’ve been with FiscalNote for almost four years now. I’ve been in a number of commercial management and leadership roles, always in.

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Reed Fawell: High recurring revenue growth businesses for almost 20 years now, including about 14 years at the corporate Executive Board company, as we were a publicly held company.

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Reed Fawell: I joined, when we were about 100 million in ARR and by the time I left 14 years later, we were over 900 million in ARR, so this type of growth trajectory and this type of scalability is very familiar to me. So if we're going the next slide we'll talk a little bit about our customer base.

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Reed Fawell: Tim touched on this earlier, but you can see, we have got a blue chip group of customers who avail FiscalNote’s technologies.

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Reed Fawell: And there's two primary points I’d like to make on this slide, first is on the left, you see, these are the makers of regulations and legislation.

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Reed Fawell: That impact the leading corporations on the right, and so that gives FiscalNote a powerful vantage point into understanding how these entities interact with one another.

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Reed Fawell: And what the consequences are and what's at stake, for example, one of the companies in our TMT customer list, prior to using FiscalNote.

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Reed Fawell: was slow to pick up on the speed and complexity of regulatory and legislative change across 50 states in the US, and so in the state of Florida, for example.

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Reed Fawell: They didn't understand quickly enough what was happening with certain regulations that once they found out about it, it was too late.

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Reed Fawell: And they found themselves locked out of a government contract they've been counting on that was worth millions of dollars to them.

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Reed Fawell: Today, with a FiscalNote platform whenever there's conversation at the State level, the US federal level when the European Union about different regulations.

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Reed Fawell: Fiscalnote’s platform quickly alerts them provide some context on similar situations and other jurisdictions provide them information on with whom you need to speak.

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Reed Fawell: What their voting record is and bringing another context, to help them get to a successful outcome.

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Reed Fawell: what's also particularly powerful is on the Left it's not just these government entities that are impacting the corporations on the right.

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Reed Fawell: But these government entities rely on us themselves to understand what's happening at different levels of government, for example, you'll see the CDC is one of our clients, the CDC.

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Reed Fawell: When COVID hit for us in particular light on fiscal notes products to help them understand what's happening at the state level from a regulatory and.

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Reed Fawell: Legislative standpoint with COVID-19 what's happening in Congress so literally transcripts of what was being said in different committee hearings.

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Reed Fawell: Member bios of members of Congress that they needed to talk to influence them contact information for key staffers of those members of Congress.

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Reed Fawell: The Department of Defense is a similar use case, they have billions of dollars of appropriation funding at stake in different committee hearings in a different bills and so they're relying on our on our technologies and services to tell them exactly what's being said.

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Reed Fawell: What markups are being done on bills that could have critical impacts on their mission and again it's billions of dollars of funding that's up for some of these.

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Reed Fawell: priorities and so they're relying on FiscalNote not only to help them understand what's happening, but also to act on it and go forth and get the right outcome from their organization.

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Reed Fawell: The second point on this page is you just get a sense of diversity of our customer base.

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Reed Fawell: And what that means is the scale of our technology and our solutions is widely applicable we're not a one issue company we're not a one industry company.

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Reed Fawell: But the flexibility of our technology that Vlad shared with you earlier, means that we can serve and grow across a very wide client base.

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Reed Fawell: When it comes to growth on the next slide I’ll walk you through how we go about doing that.

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Reed Fawell: we’re largely a direct sales model, this time and on the left you get a sense of who those customers who those buyers and personas are.

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Reed Fawell: As you heard earlier, these are not only very senior executives at these companies, as well as senators, Congress people, elected officials at the federal and state level.

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Reed Fawell: But these are intertwined issues that they're working on these are not small functional only technologies that help a function perform better they do that as you heard from Meg but they're also intertwined.

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Reed Fawell: priorities and risks that these companies and legislative bodies are managing and so FiscalNote.

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Reed Fawell: has a very strong capability of not only bringing them solutions, but it also enables our teams to cross sell.

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Reed Fawell: And our customers to help us cross sell and expand the presence of our different products within their entities.

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Reed Fawell: And the middle I’ll give you a sense, on how we do that again this is largely a direct sales model that you see here.

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Reed Fawell: notice, this is not a linear sale that begins and ends, this is a circular sale, because what happens is we have both inbound leads coming in and an outbound SDR team at step one.

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Reed Fawell: That is beginning conversations with those executives that you see on the left, they pass it over to a more experienced account executive who.

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Reed Fawell: takes that sales process to close for that particular product or bundle of products that that that are applicable to that buyer.

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Reed Fawell: They handed over in stage three to an account manager, who is serving that executive in his or her team on that product what bundle of products that they just bought.

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Reed Fawell: But then that account executive is working in Stage four with other account managers, working with other account executives, who are selling other bundles of products that are more applicable to other executive teams.

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Reed Fawell: And so that's where the cyclical nature of this growth comes is, you can see across these multiple buyers and there's multiple products in the right.

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Reed Fawell: Not only is there a very competitive offering from a new logo win perspective, but once we land that account we expand it through that partnership with the account manager and the product specialized account executives, who are growing it over to the left.

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Reed Fawell: On the right, you see, this is our suite of products and, as I mentioned earlier, we don't have a sales executive carry the whole entirety of them, but we package them together and that sales executive

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Reed Fawell: carries the single or bundled set of products that have similar characteristics so generally they'll have similar price points.

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Reed Fawell: Similar use cases, similar sales cycles and are bought by the same or similar personas there you see on the left is also worth noting that we have.

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Reed Fawell: As we have bolt on acquisitions, we have a very disciplined and methodical process about how we integrate this with our sales teams and so I’ll share a couple of examples with you here.

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Reed Fawell: On the right hand side the bottom left, board.org is a company that we acquired last year, they have a product that is a very.

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Reed Fawell: Quick turnaround sale it's a very effective product it's a membership Community for executives at large corporations.

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Reed Fawell: That has less overlap in terms of the sales characteristics, so we did not integrate that sales team heavily with the rest of our sales team.

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Reed Fawell: We support them from a centralized scalable infrastructure standpoint, so we help them accelerate their sales, but we don't necessarily need to integrate that sales team with the rest of the sales team.

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Reed Fawell: On the other end of the spectrum curate is a local policy monitoring and tracking product that does have very similar characteristics with the.

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Reed Fawell: CQ product you'll see on the top right the FiscalNote product.

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Reed Fawell: it's essentially providing data and insight at a different level of government local versus state and federal for some of the other products.

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Reed Fawell: it's got very similar sales cycle it's got the same buyer as those products, so in that case we integrated that product and sales team into the existing sales teams bag very quickly.

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Reed Fawell: In fact, the first cross sell made by the FiscalNote sales team was it was within one week of closing the acquisition and so we have a very strong process in terms of how we go about doing that.

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Reed Fawell: On the next slide we'll walk through some of the numbers here, and so on the left hand side bottom left we onboard each new client with the account manager, as we bring them on as I touched on earlier.

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Reed Fawell: And then we grow across two different vectors here.

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Reed Fawell: On the horizontal access each product has an additional seats that can be sold and additional data sets within that product that can be sold.

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Reed Fawell: So that account manager is up selling the existing products that we have revenue growth without even selling additional products.

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Reed Fawell: We are also selling additional products, as you can see, on the on the vertical axis here's that half dozen or so of our products and so we're also.

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Reed Fawell: Cross selling from within those accounts as well on the top right, you can get a sense in terms of how that's worked so far.

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Reed Fawell: You can see steady increase in customer spend across our industry segments.

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Reed Fawell: As we have bolted on additional products within the last six to nine months they're not yet reflected in this data.

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Reed Fawell: That gives us a very clear line of sight to accelerated growth as our teams now have larger bundles for the additional new logo.

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Reed Fawell: sale, as well as for whitespacegrowth, so we expect and have a very clear line of sight into accelerating of attentions our net retention last quarter was 99% so we see very strong and sticky experience there with our customers.

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Reed Fawell: On the bottom right not only our customers growing with us consistently across segments.

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Reed Fawell: But they're elected to stay with us and commit to us on the longer basis with most of our customers now a multiyear contracts typically two or three years.

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Reed Fawell: And if we go the next slide I’ll walk through some examples of how we grow these customers. So on the left hand side, this is a large well known biotech and pharmaceutical company and their initial.

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Reed Fawell: engagement with a FiscalNote product with a very small $10,000 news service that helped their federal government relations team understand at a high level what was happening in Congress and how it might impact their business, so that they could stay on top of it.

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Reed Fawell: Meanwhile, however, some of their international government affairs teams and some of their state level government affairs teams.

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Reed Fawell: We’re struggling to stay on top of regulatory and legislative developments in countries around the world.

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Reed Fawell: There are legal in-house legal teams were manually sifting through government websites trying to interpret and stay on top of what was happening.

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Reed Fawell: They were hiring local contractors, local lobbyists to help them understand what was happening and meet with the right people.

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Reed Fawell: So that was inefficient, they missed things and, most importantly, as you heard from Meg from Nestle these are.

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Reed Fawell: Company wide initiatives, and so they didn't really have a single platform where multiple stakeholders from different lines of business.

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Reed Fawell: in different parts of the company could understand what was happening and how their collect they were collectively understanding it and influencing the outcome that was totally missing.

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Reed Fawell: So the account manager for that small $10,000 relationship worked with our sales executives, who were selling into those different parts of the company.

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Reed Fawell: To expand that coverage to now over 20 countries around the world as diverse as India, Columbia, the European Union and.

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Reed Fawell: All 50 states, in addition to some of the US Federal Government, so their head of public affairs recently described FiscalNote’s capabilities to him as their global horizon scanning for regulatory risk and opportunity.

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Reed Fawell: So he said I used to think of you all as a simple information service, I now think of us our growth platform to help us manage risk and opportunity around the world.

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Reed Fawell: Risk because we help them understand what is developing and how to prevent the negative from happening, a company, but opportunity because they see that.

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Reed Fawell: Being able to shape and understand regulatory and legislative developments also provide them growth opportunities so they want to be part of those conversations in a way that benefits their organization.

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Reed Fawell: on topics as diverse as the use of drones in different jurisdictions of business environments, use the blockchain in financial transactions.

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Reed Fawell: In the European Union there's one particular ingredient to one of the most important products that market that comes up for regulatory reclassification.

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Reed Fawell: And so, as soon as those conversations start it's are you issue tracker product that covers the EU.

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Reed Fawell: That alerts them to the what's happening what's being said, our human analysts, on top of that data as Vlad mentioned, we understand that a good place for AI but there's a good place for human context, on top of it.

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Reed Fawell: Give them context on it, so we tell them here is someone you need to speak with.

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Reed Fawell: here's their voting record in the past, here's examples of other jurisdictions with this regulation was proposed that you can bring to bear in the conversation.

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Reed Fawell: So our technology and our platform are powering that for them. The second example in from the left, this is a well-known global cloud service provider. They started with a roughly $24,000.

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Reed Fawell: product in the European Union also tracking what was happening in the EU Parliament, giving them visibility into that.

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Reed Fawell: But meanwhile, they were also struggling in all 50 states in the US, and there are now hundreds and thousands of municipalities in the US, who are making their own decisions on regulations.

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Reed Fawell: Meg from Nestle mentioned earlier the complexity and the speed of regulatory change is dizzying for these companies. As less gets done in the federal Congress, the States and the cities are taking more upon themselves to make those regulatory changes themselves and so,

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Reed Fawell: FiscalNote acquired Curate last year, as I mentioned. That was part of the cross sell motion that we put in place just one quarter after we made that acquisition.

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Reed Fawell: So they also bought state level coverage and then over 20 countries around the world as well, including Indonesia, India, Switzerland, for example.

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Reed Fawell: Third over from the Left, this is one of the largest trade associations, they again started with a very simple, very basic news coverage capability also covering one topic for them on in the US Congress to help them see what was coming down the pike.

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Reed Fawell: But what you've heard earlier from my colleagues and from our customers is that it's not just knowing what's happening, but it's implementing action, it's getting something done with that.

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Reed Fawell: So they have, in addition to adding coverage for all 50 states and the US, you have that initial federal coverage.

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Reed Fawell: They bought our VoterVoice digital advocacy platform and the way they use, that is, when there is legislation that they want to influence, either at the state level,

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Reed Fawell: or at the US federal level, they use VoterVoice to communicate with their thousands of

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Reed Fawell: association members, and it tells them: here's who you need to contact, here's what you need to tell them, here's the pre written email draft that you can leverage and from there,

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Reed Fawell: Their Members will advocate directly with the elected officials in their states or at the federal level and their staff members to start to influence the change that they want to see.

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Reed Fawell: And then the far right, this is a global law firm. Again, they started off years ago with a very basic.

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Reed Fawell: coverage.

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Reed Fawell: For the federal level at one particular topic.

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Reed Fawell: Their lawyers have legacy providers who provide them information in terms of what laws are already on the books.

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Reed Fawell: But the gap that the FiscalNote product fills is what's coming. It's one thing to look in the rearview mirror and look at case law. It's another thing to look through the windshield and have a GPS system that's telling you: here's what's coming,

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Reed Fawell: here's the likelihood of it happening, here's how you influence outcomes. So they've expanded coverage across

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Reed Fawell: a number of their most important states with these sort of clients at the federal level as well, and then from a revenue growth perspective their lobbying arm

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Reed Fawell: realized how well FiscalNote understood what was happening at state governments and the federal government.

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Reed Fawell: And they bought a procurement dashboard from us that tells them well in advance of RFPs, when RFPs for major contracts are up in advance

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Reed Fawell: and who the key folks are who’ll be making those different decisions.

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Reed Fawell: Because, as many of you know if you're responding to RFPs, you're already behind the eight ball versus competitors, but if you see when our

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Reed Fawell: fees are expiring or contracts are expiring that have already been made, you can start to get ahead and influence the outcomes on how the next RFP is being shaped so this law firm contracts with FiscalNote for that particular

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Reed Fawell: procurement service so that they can help their clients lobby and effectively grow their business. So the growth examples that I've shared here, the primary growth has happened within the last two or three years as we've acquired.

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Reed Fawell: bolt-on products like CQ and others. These legacy, small $10,000-$40,000 contracts are those legacy products, in many cases which have been in place for 10 years or more.

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Reed Fawell: You can see here as we acquire companies and bolt on products, how we can accelerate growth in our existing base of over 3000 customers.

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Reed Fawell: And so, let me turn it over for a customer testimonial now, this is one of the largest NGOs in the world and in the US: United Way.

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Recording Lindsay Torrico: At a high level, we’re the largest privately funded charity in the world. We're located in 1,800 communities around the world

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Recording Lindsay Torrico: and 1,200 in the US and every single Congressional district so it's absolutely critical that we are

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Recording Lindsay Torrico: able to share and to lift up the issues that are happening in our communities with policymakers, because we are doing everything from raising funds

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Recording Lindsay Torrico: to address community needs to organizing volunteerism projects to coordinating collective impact initiatives.

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Recording Lindsay Torrico: And then also again mobilizing people to actually create the Community change that is needed, so we address all facets and all issues, depending on that particular community, but we are the ones that are really mobilizing people to action.

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Recording Lindsay Torrico: One is like I mentioned, to communicate our policy priorities, the priorities of the organization to members of Congress, to the White House.

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Recording Lindsay Torrico: And second to support our local and state United Ways across the country in helping them to build their public policy capacity at the state and local level.

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Recording Lindsay Torrico: And then the other piece is to engage our supporters in advocacy and we define advocacy as a broad range of activities that allow people to really speak up for their Community so it's everything from educating about an issue to mobilizing people to

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Recording Lindsay Torrico: participate in voter engagement campaigns in whatever cause they're interested in to actually going to Capitol Hill and lobbying or participating in an action like an email or calling a campaign to contact their elected official

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Recording Lindsay Torrico: So you know my team is really focused on providing those engagement opportunities for

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Recording Lindsay Torrico: our local and state affiliates but, as well as any individual who's really engaged and interested in supporting,

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Recording Lindsay Torrico: you know, who work at the local level.

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Recording Lindsay Torrico: I think the work

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Recording Lindsay Torrico: that we've been able to do through FiscalNote has skyrocketed our policy and advocacy work. It has provided us with a critical platform and a vehicle to be able to engage, activate and mobilize people to create social change. Without that platform, I'm not sure we would be able to

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Recording Lindsay Torrico: engage people not nearly at the same scale, but we wouldn't have a mechanism for that engagement, so we can easily pull together a campaign to,

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Recording Lindsay Torrico: you know, encourage people to sign a petition to contact their member of Congress, to write a letter, these are incredible tools and tactics that we can use to advance our policy work. Without that, again, I'm not sure how we would do it.

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Recording Lindsay Torrico: Mainly through sort of using email and hoping that people take action and not being able to have that sort of follow up and ability to track that success.

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Recording Lindsay Torrico: But the beginning of the pandemic, so I guess, this was about March 2020, we recognized that there was a real demand for people to raise up the issues that they were dealing with

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Recording Lindsay Torrico: all in the wake of COVID. So everything from not being able to access food support to people losing their jobs, there were just some tremendous number of needs locally.

01:08:57.600 --> 01:09:13.770

Recording Lindsay Torrico: So we started to create some campaigns around COVID relief and asking people, what are the big needs in their communities and share that with your Member of Congress. And through that campaign you saw a 265% increase

01:09:15.780 --> 01:09:40.710

Recording Lindsay Torrico: in our engagement through VoterVoice and it clearly shows that this was an issue where there was a real need, and a real desire for government to step in and support. So that was incredible data that we were able to bring with two members of Congress to,

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Recording Lindsay Torrico: you know, internally to our communications to our fundraising to other teams to show that this was a need,

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Recording Lindsay Torrico: you know, critical need and area that we need to address within United Way worldwide. So that's just one example, I think there's been a number of other campaigns we've been able to do on food assistance.

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Recording Lindsay Torrico: We've done a recent campaign on the child tax credit. So really what it's allowed us to do is quickly mobilize and respond to whatever need is emerging in communities

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Recording Lindsay Torrico: and I think people have

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Recording Lindsay Torrico: appreciated the opportunity to respond in a way that's timely and urgently and feel like they're doing something that makes a real, tangible difference. I think there's a lot of people who feel like they want to do something, but they don't know how.

01:10:38.130 --> 01:10:48.180

Recording Lindsay Torrico: This platform allows them, in a very concrete way, to feel like they're making a difference, so you know that's really the value that I've seen for our work.

01:10:49.290 --> 01:10:51.930

Recording Lindsay Torrico: There have been

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Recording Lindsay Torrico: four COVID relief packages, I think that passed Congress from

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Recording Lindsay Torrico: March 2020 till now, and I think that you know I can say that the work that we did was partly responsible for moving that legislation forward, because we were able to get so many people engaged in that effort.

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Recording Lindsay Torrico: And,

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Recording Lindsay Torrico: you know, I think it's also allowed us to

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Recording Lindsay Torrico: build a grassroots network of supporters for this work, so that if we have other policy issues related to COVID relief that we're working on,

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Recording Lindsay Torrico: we can go back to that group and say: we know you're passionate about this issue, we want to continue to engage you. So I think it's you know, one of the other

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Recording Lindsay Torrico: opportunities with the platform is it gives us that grassroots network that we can tap into as needed when there's other things that are moving in Congress or,

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Recording Lindsay Torrico: you know, at the global level.

01:12:04.170 --> 01:12:13.410

Recording Lindsay Torrico: It's really important for us to be able to have all of the different components of FiscalNote to support people in being able to raise their voice,

01:12:15.180 --> 01:12:25.350

Recording Lindsay Torrico: equip them with the tools and resources they need, and again track the success that we can see how they've taken action, and you know how we can mobilize people in the future.

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Recording Lindsay Torrico: As a nonprofit, we're constantly thinking about how do we build our network of donors, how do we get people to give more or become a prospective giver of United Way, and so I think for us we've seen that this group of advocates, people that come to the organization through advocacy,

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Recording Lindsay Torrico: that's an opportunity to turn those people, to convert them into donors and supporters of the organization as well, so I think there's a business case

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Recording Lindsay Torrico: for this platform for United Way, and while we're kind of in the early stages of figuring out how do we create a kind of a journey for advocates to be donors,

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Recording Lindsay Torrico: I think that there's huge potential for us to think about, there are people that clearly, clearly care about these issues, care about their communities, what are ways that we can

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Recording Lindsay Torrico: leverage them to support other aspects of the work, and that includes giving, and so I think for that's a huge opportunity for a lot of nonprofits as well as, to think about how do you think about these people, not just as advocates, but as donors for your organization.

01:14:05.100 --> 01:14:17.760

Tim Hwang: Alright, so now we're going to talk just a little bit about our vision for accelerating value creation via our M&A strategy and some of the criteria by which we use to analyze continuous M&A and the overall strategy here.

01:14:19.050 --> 01:14:29.010

Tim Hwang: So FiscalNote, we are, we strongly believe that we are building a category creator, as we, as we mentioned before, and one of the ways in which we do that is through

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01:14:30.180 --> 01:14:36.510

Tim Hwang: leveraging M&A to build, buy and grow a number of different assets within our portfolio

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01:14:36.870 --> 01:14:46.530

Tim Hwang: to really enhance the number of content and data sets we're delivering for our customers, as well as building new workflow or software capabilities

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01:14:47.040 --> 01:14:55.470

Tim Hwang: that really enable us to be able to add more value and bring on other parts of our clients workflow over time. And so you can see here,

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01:14:56.160 --> 01:15:02.070

Tim Hwang: you know, that we are going down this tried and true pathway that others in our sector have taken, whether it's

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01:15:02.400 --> 01:15:10.110

Tim Hwang: IHS Markit or RELYX Group or Wolters Kluwer orThomson Reuters, all of whom have taken an undergone significant M&A programs to

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Tim Hwang: consolidate their market leadership positions and really become the disruptors of their time.

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Tim Hwang: For us, you know the investments that we've made in terms of cloud based technologies, artificial intelligence technologies and having technology at our core really enable us to be able to really rapidly think about ingesting

01:15:30.060 --> 01:15:38.310

Tim Hwang: new assets into our platform and bolting on new cloud capabilities that enhance our ability to support our customers.

01:15:39.120 --> 01:15:43.830

Tim Hwang: So, as we think about our overarching m&a strategy on the next slide you'll see here,

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Tim Hwang: you know, the disciplined nature, by which we think about M&A overall, as I mentioned, our M&A strategy revolves primarily around identifying new content or data sets that we can bring on into our platform

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01:15:57.510 --> 01:16:03.300

Tim Hwang: or new workflow capabilities that enhance the usability user experience of our customers over time.

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Tim Hwang: You know, as you'll see here companies like Shungham or FactSquared or Curate

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01:16:08.340 --> 01:16:21.180

Tim Hwang: fall squarely into that data and content bucket, you know, Shungham supporting the geographic expansion of our European information. FactSquared really giving us this enhanced capability around transcript production,

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01:16:22.620 --> 01:16:29.310

Tim Hwang: parsing through committee transcripts or speech transcripts on Congressional floors or an earnings calls wherever the case may be.

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Tim Hwang: Curate which really as we mentioned before, enhanced our state and local municipality information, looking at the tens of thousands of different cities across the country.

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Tim Hwang: VoterVoice as an example of a workflow product that really helped a lot of our nonprofit customers like United Way and others really build out a broader

01:16:50.520 --> 01:17:00.030

Tim Hwang: set of action to toolkits that they can use to take a piece of legislation and activate their communities or their membership basis to really get engaged around the political process.

01:17:01.710 --> 01:17:09.330

Tim Hwang: And the next slide you'll see you know just our M&A process and the process by which we actually conduct M&A overall.

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Tim Hwang: We are a very research driven organization and we think a lot about overarching trends or areas that our customers are constantly pulling us into.

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Tim Hwang: We identify a number of different targets that we work with a number of analysts on,

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01:17:25.830 --> 01:17:38.730

Tim Hwang: you know, bring in a large number of kind of potential transactions, shortlist them through a criterion of due diligence that we work there, and of course ultimately end up structuring and integrating these businesses over time.

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Tim Hwang: So, the way in which you do this is essentially through a playbook that we've developed internally for

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01:17:44.880 --> 01:17:51.660

Tim Hwang: identifying these acquisitions, integrating these organizations and then, of course, delivering a track record of value creation through

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01:17:52.080 --> 01:18:04.260

Tim Hwang: upselling and cross selling key customer segments that are really supported by an internal team of M&A professionals and an internal legal team and due diligence team that really does a lot of hard work and heavy lifting.

01:18:05.760 --> 01:18:09.180

Tim Hwang: As we think about sort of key factors for winning here in the future,

01:18:09.900 --> 01:18:18.630

Tim Hwang: you know, we are very, very stringent and disciplined about transaction structure, about the alignment to our core competencies, whether they be around

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Tim Hwang: government or public policy or some form of emerging regulated issue and, of course, around our commercial interests right, which are,

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01:18:27.030 --> 01:18:36.300

Tim Hwang: companies that are between, say, you know $5 and $15 million of recurring revenue that really are sizable enough for us people to bolt on and manage appropriately

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Tim Hwang: without dividing too much of our management's attention and, of course, real dedication to preserving and protecting the organizational culture that we've developed over time, to ensure that we continue to grow

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01:18:49.080 --> 01:18:52.260

Tim Hwang: in our values, in addition to the organization overall.

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Tim Hwang: And of course the types of businesses we're looking for I just alluded to a little bit, but strategically looking at you know companies that have high subscription recurring revenues, a real strong thesis for cross sell and upsell and really a deeply embedded customer base.

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Tim Hwang: As a private company, you know the friction around capital raising and the use of our kind of equity or issuance of equity has been a little more challenged and so.

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Tim Hwang: Historically, capital has been the handbrake for us in terms of driving further M&A into the future and we strongly believe that this particular transaction

01:19:30.150 --> 01:19:37.830

Tim Hwang: as we head into the public markets will help us to accelerate the pace of M&A and really take the company into the next phase of growth into the future.

01:19:40.110 --> 01:19:47.460

Tim Hwang: On the next slide you'll see just a pipeline of targets, as well as our track record of identifying companies in the past.

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Tim Hwang: And, as I mentioned before, companies like TimeBase or Oxford Analytica or FrontierView that have really enhanced some new form of content or data.

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Tim Hwang: You know, in the case of FrontierView, macroeconomic intelligence and public policy information. The case of TimeBase like, pushing our content into the Australian market.

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Tim Hwang: And then, of course, looking at workflow capabilities like Equilibrium or Fireside

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01:20:12.930 --> 01:20:20.010

Tim Hwang: that really delivered individual point solution applications that leverage the content and information in a stronger basis

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Tim Hwang: in the case of ESG or in the case of constituent management. And so, as we think about sort of 2022 and 2023, we are already engaged in a number of discussions that help us continue to expand and invest in

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Tim Hwang: new content areas, new data sets as well as new workflow capabilities that want to continue to bring in and enhance for our customers over the course the next 2, 3, 4 years.

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Tim Hwang: And with that, I'll pass it over to John, our Chief Financial Officer.

01:20:52.380 --> 01:21:01.050

Jon Slabaugh: Thanks Tim. I'm John Slabaugh and I'm the Chief Financial Officer here at FiscalNote. You've heard Tim and Vlad and me talk about FiscalNote’s business model.

01:21:01.530 --> 01:21:10.650

Jon Slabaugh: I'd like to take a few minutes to highlight some of the financial attributes to make FiscalNote a great business with high predictable organic growth and increasing operational efficiency.

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Jon Slabaugh: Our revenues are collected upfront. We recognize revenue ratably over the course of the year that provides revenue, predictability and favorable working capital.

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01:21:20.700 --> 01:21:29.280

Jon Slabaugh: FiscalNote’s subscription model and fixed cost structure drive high marginal contribution as well, with each incremental sale driving high margins.

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01:21:30.600 --> 01:21:40.650

Jon Slabaugh: You've heard Vlad and Reed talk about how our R&D team consistently and constantly innovate, developing new ways to provide unique value to our customers.

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01:21:41.100 --> 01:21:47.580

Jon Slabaugh: Going forward, this operating model consistently drives organic growth rates about 15 to 20% per year.

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01:21:48.390 --> 01:21:57.900

Jon Slabaugh: Tim highlighted how our strategic acquisitions accelerate our ability to address customer needs, increasing retention and expanding contract values.

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01:21:58.890 --> 01:22:04.710

Jon Slabaugh: These strategic acquisitions will add $45 to $55 million to our run rate each year.

01:22:05.700 --> 01:22:14.190

Jon Slabaugh: Regarding those acquisitions, Tim mentioned that we operate in a fragmented market and the acquisitions typically generate between $5 and $15 billion of annual revenue.

01:22:14.760 --> 01:22:31.920

Jon Slabaugh: They produce established point solutions with high operating leverage in high retention rates above 90%. These bolt on transactions quickly integrate into FiscalNote, and we eliminate the administrative redundancies in focus on rapid go-to-market opportunities to generate revenue growth.

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Jon Slabaugh: Regarding 2021,

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Jon Slabaugh: we are comfortable with the revenue guidance previously provided. This $108 million revenue run rate will represent at 66% increase over 2020.

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Jon Slabaugh: We’re equally confident reaching revenue run rate of $173 million dollars this year. This will be just another step on our pathway of over $400 million in run rate in just a few years.

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Jon Slabaugh: We believe the projections are conservative and within reach, based on our product initiatives and our revenue ramp in the M&A pipeline.

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Jon Slabaugh: Regarding profitability, FiscalNote’s platform investments provide high operating leverage and drive increasing margins. Our organic growth rate is the primary driver to profitability.

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Jon Slabaugh: Our R&D, data and administrative costs are relatively fixed. Incremental revenue flows through at a very high contribution margin and our peer group operates at a high and attractive

01:23:30.870 --> 01:23:37.920

Jon Slabaugh: positive EBITDA margins and FiscalNote will achieve comparable margins at scale. Moving on to the next slide, I'd like to

01:23:38.760 --> 01:23:48.570

Jon Slabaugh: share with you three key business metrics that management uses to drive the business. These metrics will help you measure our performance and inform your independent financial modeling.

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Jon Slabaugh: First is total revenue run rate. This will provide transparency into FiscalNote’s run rate and growth, including our acquisitions. This calculation combines the ARR run rate at the end of the period, plus the pro forma value non-recurring revenue on a trailing 12 month basis.

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Jon Slabaugh: At the end of Q3, FiscalNote’s consolidated revenue run rate was $95 million. This is a 46% increase over 2020.

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Jon Slabaugh: Next is the organic revenue run rate.

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Jon Slabaugh: Using the same basis as total run rate but excluding current year acquisitions this metric provides insights in FiscalNote’s organic revenue growth over the course of the year.

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Jon Slabaugh: For consistency, organic revenue run rate will measure the products that FiscalNote offered as of January 1 of that year. As the third quarter of this year, this metric was $68 million.

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Jon Slabaugh: Our quarterly revenue retention provides insight into our ability to retain and expand our customer relationships.

01:24:50.760 --> 01:25:03.690

Jon Slabaugh: Our revenue retention metrics have been increasing over the past three years. We measure and disclose annual net retention rate in the US, for the management believes a quarterly net retention rate is more informative way to measure the business.

01:25:05.010 --> 01:25:18.180

Jon Slabaugh: FiscalNote’s quarterly net retention rate in the third quarter was 99%. I think this combination of metrics is the right way to help investors understand and measure our business and with that, I'll pass things back to Marc to wrap things up.

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Tim Hwang: And as we pass things over to Marc here, one of the things we'll kind of end with is just

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Tim Hwang: you know all the highlights we talked about here as a firm, you know we strongly believe that we are building a category creator,

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Tim Hwang: that we are innovating through a lot of the investments that we've made in our technology stack as well as the product roadmap that we are investing for the future.

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Tim Hwang: As you've heard from our customers, as well as from Reed, our chief revenue officer, we have a strong track record of commercial success which we plan to build upon year after year, as we compound growth into the future.

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01:25:57.480 --> 01:26:05.730

Tim Hwang: We have a very strong thesis on value creation through M&A and that's something that we continue and intend to pursue in the public markets.

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Tim Hwang: And, of course, all that combines together to build a durable long term growth strategy that we continue to plan on delivering quarter after quarter, year after year, you know, in the public markets. So with that, I guess we'll pass it back to the show runners and

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Tim Hwang: take any questions from here.

01:26:22.320 --> 01:26:22.950

Thank you, everybody.

01:26:27.450 --> 01:26:27.720

Marc Griffin: Great.

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Marc Griffin: Thanks Tim. We’ll now open it up for Q&A. If you'd like to ask a question, please use the raise your hand feature, you can write it in the chat. Let's give it a minute for the queue to build, I see a couple hands and,

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Marc Griffin: All right, we'll start it off with Mike Latimore more from Northland,

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01:26:57.420 --> 01:26:58.530

Marc Griffin: please ask your question, your line is open.

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01:27:01.590 --> 01:27:13.590

Mike Latimore: Great, thanks a lot, thanks for doing this today here, helpful. On the enterprise customers, you have well, first of all, the diversity of customers impressive, but in particular, the enterprise category.

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Mike Latimore: Can you just talk a little bit about what you're typically replacing or enhancing? It seems like there's a lot of manual processes or some excel spreadsheets but maybe, is there a consistent sort of you know element or thing you're replacing in the enterprise category?

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01:27:32.160 --> 01:27:33.750

Reed Fawell: Tim, I'm glad to jump in unless you'd like to start.

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Tim Hwang: Oh go ahead, Reed.

01:27:35.070 --> 01:27:46.380

Reed Fawell: Okay Mike, thanks for your question. Typically we replacing inefficient or non-existent internal or external resources and so inefficient would

01:27:46.830 --> 01:27:53.130

Reed Fawell: define as internal staffers often on the legal team or in a particular business unit.

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Reed Fawell: One growing client base of ours is General Managers of Global Regions, so think of that GM for a Fortune 500 company for APAC or EMEA.

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01:28:02.340 --> 01:28:11.100

Reed Fawell: Members of their team just literally coming through government websites trying to figure out what's being said and what's happening and how that might connect with other trends and other jurisdictions.

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01:28:13.080 --> 01:28:19.140

Reed Fawell: Inefficient external might be paying local lobbyists, contractors to do something similar.

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Reed Fawell: So those are two of the inefficient,

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Reed Fawell: existing resources that we replace. When I mentioned

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Reed Fawell: non-existent, this is sometimes they just literally don't have somebody to cover these areas so I’ll say the local municipal category is one of those.

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Reed Fawell: Because there has been such an explosion and localization of policymaking down to cities and counties, often these corporations just did not even have that staffed or resourced very effectively and so

01:28:50.550 --> 01:28:57.570

Reed Fawell: it's been really eye opening as I joined customer calls or I hear about customer calls from my team,

01:28:58.140 --> 01:29:08.010

Reed Fawell: how many of these companies just don't have anything in place, and they are really being caught by surprise. One of the comments by one of our customers who recently signed on to the Curate bolt on was,

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Reed Fawell: we need to stay on top of these Tuesday town council meetings, that's where multimillion dollar projects go to die, and we'd even know the meeting was happening.

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Reed Fawell: And so that's where the non-existent resources we replace. Tim used the term regulated industries are the future earlier and that's a really important theme for us because

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Reed Fawell: when you think about things like blockchain or crypto or the gig economy, all these newer trends, these are not just companies in those industries,

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Reed Fawell: who are being impacted and who are signing on as customers of ours, but its customers across our traditional industries like manufacturing, agribusiness, pharma who are also being impacted by those trends and they're trying to figure it out and they're just often is not an established

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01:29:51.630 --> 01:30:02.460

Reed Fawell: resource or place to go to understand it all and to start acting on it, so in that case where we're filling into a category that's being created.

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Reed Fawell: The last category I'd say is there are often small point solution providers, so you know you'll have in Europe, for example, a political news coverage

01:30:13.440 --> 01:30:23.880

Reed Fawell: provider, we have that here in Washington DC as well, so they're good for kind of just a headline scanning understanding what's going on at a high level but they're not going to provide the level of detail and granularity and

01:30:25.020 --> 01:30:27.330

Reed Fawell: breadth actually that we provide.

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Reed Fawell: Great thanks for your question Mike.

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Mike Latimore: Yeah perfect, thank you.

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Reed Fawell: Yeah, great.

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Mike Latimore: And then just on the technology front, you obviously use AI across a lot of elements of the process and across your platform, I guess, are there any

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Mike Latimore: you know

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Mike Latimore: particular AI categories, where you really view as core to your platform, you know whether it's an MLP or is it really how AI touches a lot of the different elements of the process here.

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Vladimir Eidelman: Yeah no, that's a good question. So I think we, we have a number of different – I'll talk about it from the kind of data sources perspective. It's all unstructured data coming in.

01:31:05.490 --> 01:31:17.490

Vladimir Eidelman: Images, audio, texts, but the predominant form of data, unstructured data, is text. So the core of our product, I think the core of the technology is really expertise and MLP. So the things I talked about

01:31:17.940 --> 01:31:25.920

Vladimir Eidelman: basically down the pipe, from extracting the entities, entity resolution, that's a very hard problem with making sure we're aligning so we have

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Vladimir Eidelman: millions of organizations in our knowledge graph essentially as we're building that we maintain multiple kind of data points on each one, so that we can help resolve it, so you can think of almost sub graph of a name,

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Vladimir Eidelman: SIC code, stock ticker and kind of triangulate all those things, the topic classification, where we add or infer something where it might not even mentioned clean energy, but we've heard from other key phrases.

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Vladimir Eidelman: Basically, adding all this to create this multi-dimensional structure representation from text, so the speech signals we get from Congressional

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Vladimir Eidelman: transcripts or earnings calls comes back the text so basically we think of everything kind of reducing down to text, and then we process it from there, and I can talk more about it, but the text MLP is the core.

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Mike Latimore: Thank you, I'll jump back in here.

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Marc Griffin: Great let's take our next question from Tyler Radke at Citi your line is open.

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Tyler Radke: Great, can you guys hear me okay?

01:32:26.760 --> 01:32:27.090

Tim Hwang: Yes.

01:32:28.320 --> 01:32:36.270

Tyler Radke: Alright, good morning everyone, thanks for taking the question. I think just the first question for me is, we think about your financial

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Tyler Radke: targets that you laid out, I think through 2024. You obviously you know, contemplate kind of maintaining a pretty active pace of M&A and I'm just curious how you think about

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Tyler Radke: that philosophically, you know, if conditions were to change in the market, where you felt like you know just the return on those assets and maybe evaluations,

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Tyler Radke: you know were to swing one way obviously right now we've seen valuations come down pretty dramatically but it's possible they could go back

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Tyler Radke: higher, so like just the sensitivity to you know your M&A assumptions like if there was a year, where evaluations came down, would you be more aggressive and conversely,

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Tyler Radke: if valuations were at a level higher than you were comfortable with, would that potentially lead to a smaller amount of M&A relative to what you're targeting. Just help us think through that, thank you.

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Tim Hwang: So I’ll start it off and I’ll pass it over to John afterwards, you know, historically speaking, our average kind of multiples that we paid for m&a transactions have been fairly stable.

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Tim Hwang: And you know I think part of what drives a lot of that is the focus that we have in a particular sub segments of the market, so we are primarily as John mentioned focusing on

01:33:57.330 --> 01:34:00.000

Tim Hwang: you know, $5 to $15 million revenue businesses.

01:34:01.440 --> 01:34:07.350

Tim Hwang: And candidly speaking, you know there's plenty of, there's so many companies in that segment of the market that

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Tim Hwang: that we strongly believe that there's just enough pipeline for us to do you know our strategy, you know for 5, 10, 15 probably even 20 plus years and still maintain the discipline that we have overall. Now some of that is also dependent on

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Tim Hwang: to your point, the markets, but I do think that, because of the focus that we have they're a little bit less pressurized to the swings in the public markets per se.

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Tim Hwang: We do see you know, to a certain extent, some level of quote unquote fluctuation particularly with respect to

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Tim Hwang: you know willingness to sell I suppose you know with respect to particular sellers, but the reality is that you know we don't see a lot of public strategics coming in and competing for us with on deals even before when valuations were fairly lofty. We don't see

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Tim Hwang: it as certainly as private equity funds have continued to upsize in terms of capital deployment strategies and buyout strategies and particularly middle market funds have been less willing to kind of engage and I would say, you know M&A transactions in that $5 to $15 million range.

01:35:13.740 --> 01:35:21.960

Tim Hwang: And so, as a result they've been fairly insulated from even the rising valuations in the private markets as a result of increasing private equity deployments.

01:35:22.350 --> 01:35:37.740

Tim Hwang: And then even the sort of venture backed businesses, I would say, even with the influx of venture capital, we haven't seen a significant amount of M&A in this particular end of the market, and so, because the outer dynamics, the competitive dynamics of particular deals is fairly

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Tim Hwang: uncompetitive, at least from our perspective, the transactions tend to be a little bit more insulated, a little more bilateral in terms of our conversations and they involve you know pretty heavy level of structure,

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Tim Hwang: pretty heavy level of earn out capabilities that are pretty aligned to the interest of our shareholders.

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Tim Hwang: That being said, I mean you know if there's a material deterioration, you know, in the macroeconomic conditions.

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Tim Hwang: You know I think we'll continue to evaluate you know our cost of capital against the expected returns that I don't think that we're

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Tim Hwang: you know we're going to be making any rash decisions, but I do think that

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Tim Hwang: just based off the dynamics that I laid out, we feel fairly confident about continuing that the track record of our M&A that we've seen in the past, I don't know John if you had any other points you want to make there.

01:36:27.540 --> 01:36:35.760

Jon Slabaugh: The only two things I would add to is that, first of all, we focus on operational leverage and thinking about acquisitions as an operator,

01:36:36.360 --> 01:36:42.240

Jon Slabaugh: we look at the investment we have in our customer base in our business development team and very, very much focused on,

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Jon Slabaugh: regardless of what the purchase price is going in, the ability to drive that multiple down quickly

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Jon Slabaugh: through revenue growth. The other is in some of these sectors that Tim's talking about where things might be overpriced and

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Jon Slabaugh: cryptocurrency startups might be a good example today, we look closely at

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Jon Slabaugh: buy versus build in each instance. The decision to move forward with an acquisition is really one that accelerates time to market and a lot of instances, you know we could always

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Jon Slabaugh: do it ourselves if we wanted to take five years to kind of build it out and take the take the go to market route, so buy vs. build is an important part of that analysis as well.

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Tyler Radke: That, that's helpful, just wanted to follow up with a question, just trying to understand a little bit about how you're structuring your contracts and in terms of

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Tyler Radke: you know, building in price increases, as it relates to you know inflation or CPIs, I guess, two questions you know is that built into to a lot of your contracts and

01:37:53.160 --> 01:38:03.390

Tyler Radke: have you, you know started to use that or had those conversations just given you know the inflation expectations have been on the rise, here recently.

01:38:05.370 --> 01:38:07.170

Reed Fawell: So Reed here, we do

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Reed Fawell: have annual price increases, and so we do take a look at CPI, in particular, so this is, this is a year with a robust conversation internally to make sure that we're doing that and we're

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Reed Fawell: not only keeping up but getting ahead based off of the product innovations that we've had on a standalone perspective and so generally, what we do is on the same product basis, we take a look at what the annual price increases, need to be.

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Reed Fawell: But also because so much progress strategy is increasing the number of products that are in each bundle, we also take the aggregate view and

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Reed Fawell: have price increases in conjunction with potential discounts from multiple product purchases, so we have a team that looks at that it tries to find the right balance of

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Reed Fawell: price increase on same products with discounts for buying a larger suite of products at the same time, so that is something that we pay a lot of attention to and are really keen to make sure that we're taking advantage of.

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Tyler Radke: Great, thank you.

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Sure.

01:39:06.240 --> 01:39:09.000

Marc Griffin: Great we'll take our next question from Josh Riley at Needham.

01:39:09.330 --> 01:39:10.260

Marc Griffin: Please your line is open.

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Joshua Reilly: Hey guys, thanks for taking my questions – nice presentation today. Maybe starting off along those same lines on the pricing discussion,

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Joshua Reilly: I was curious, are there any pricing differences by government, corporate or nonprofit,

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Joshua Reilly: and then maybe mixing in on the go to market side there, are there any differences in terms of each of those customer segments, and in terms of how you go to market, are any of them more through partners versus more direct?

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Reed Fawell: Yeah Josh thanks for question, so we have, our pricing is predicated on typically

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Reed Fawell: each product has a price and then within that the number of data sets and the number of users are typically the two variables within that products pricing, and that is consistent across corporations, associations, NGOs and government.

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Reed Fawell: And so we are relatively consistent on methodology for pricing.

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Reed Fawell: In terms of how we go to market across various segments, yes, we do have various go to market teams. So we have a team that is specialized in the federal government, as well as the state and local government sales.

01:40:22.260 --> 01:40:26.340

Reed Fawell: As you probably know, they sometimes have their own language, their own acronyms, their own buying mechanisms.

01:40:28.320 --> 01:40:36.840

Reed Fawell: And so we do have a team that is specialized in that so they are not only winning new logos but then they are also doing the cross selling.

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Reed Fawell: You know pre COVID, we had folks walking the halls of the Department of Defense, Department of Energy, the US Congress, cross selling there and they continue to do that today in person or virtually.

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Reed Fawell: Large enterprise, we have a team that tends to be more experienced, more sophisticated salespeople and account managers who are managing those.

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Reed Fawell: Six figure accounts that are becoming seven figure accounts in some cases as well. Mid market and a small SMB team, they tend to be less experienced sales people and so higher velocity sales.

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Reed Fawell: So we do segment across those segment of teams in that way. We also within segments look at industry alignment and so, wherever possible, we align sales people and account managers by industry, because we really want them to know

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Reed Fawell: What are the trends happening at industry, how do we gain momentum by understanding, here's two new

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Reed Fawell: Crypto companies that have just become clients let's go out and think about.

01:41:37.890 --> 01:41:46.230

Reed Fawell: Then next to that we're going to get, how do we position the product in a way that really resonated with how those two crypto companies are using the product today, so we do also have an industry layer

01:41:46.770 --> 01:41:56.130

Reed Fawell: And then the third layer is geographic, so we have a team that is in Europe that is focused on European headquartered companies, as well as local contacts of

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Reed Fawell: Companies who might be headquartered in the US or a pack likewise in Asia, we've got a smaller team in Asia as well that does the same thing, so when it comes to global large enterprise accounts.

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Reed Fawell: We take a view, that is, we want to have a strategic growth at a global perspective, these accounts, but we also want to have people who are in market and often in language connecting.

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Reed Fawell: With the local players these accounts to grow from the bottom up, as well as from the top down so that's our go to market perspective and how we think about different segments, regions, and industries.

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Joshua Reilly: Super helpful and then from a technology perspective when you're making these acquisitions, I assume a lot of them are in different you know code languages, how are you managing that integration and then are you keeping separate

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Joshua Reilly: Like logins or do you consolidate

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Joshua Reilly: To a single portal for the customers because I've come across that as an issue recently with some of the companies in our space that are making multiple acquisitions.

01:43:00.180 --> 01:43:11.370

Vladimir Eidelman: Yeah I'm happy to take part of the anyone else can jump in so on the first portion. So yes, the companies coming in, have often chosen different technology stacks. There's a lot of commonality so.

01:43:11.730 --> 01:43:27.750

Vladimir Eidelman: Python on the back end, some relational database, most of them are you know AWS or Azure mostly AWS, so I think part of the playbook that Tim was talking about, we run through is basically identifying very early on in the due diligence what we can do to…

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Vladimir Eidelman: In different parts of integration, you know what we want to do like.

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Vladimir Eidelman: Pull them into a different VPC on our AWS environment if our Dev OPS team access give our data analytics stack access and then what things that we're not going to do so there's no business value in moving.

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Vladimir Eidelman: One database like a redshift to our own postgres so that's where we invested in the platform team, so I think we, the way we think about it is.

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Vladimir Eidelman: If the technology stack works and there's really you know there's always some tech debt, but if it's not critical to the business functionality.

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Vladimir Eidelman: There's no business value in trying to migrate them over let's keep their stack as is, we have the talent, to be able to work across different technologies, whether it's Java or Python or node.

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Vladimir Eidelman: And then integrate at various levels, depending on the business needs so first level is the data integration level.

01:44:13.860 --> 01:44:21.690

Vladimir Eidelman: It's easiest to basically access databases that are already in aws and pull them into a data bricks environment and be able to build data mark on top of that.

01:44:22.080 --> 01:44:28.560

Vladimir Eidelman: Second level is the API integration a lot of these products have an API. So if you think about it, even within one application.

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Vladimir Eidelman: You have microservices so a lot of our application stuff micro services, so it doesn't even matter if it within the same business application, you know there's one service and Python in one service and rails.

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Vladimir Eidelman: Between the interface that they've agreed to there's either a JSO or thrift kind of.

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Vladimir Eidelman: You know contract right, and so it doesn't matter and that's how we approach these acquisitions, so we basically define the interface, whether it's Python other end or node that doesn't really matter.

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Vladimir Eidelman: And then we basically moved from there to identify which places we can integrate and similarly on the

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Vladimir Eidelman: On the kind of portal that you talked about the way we've thought about it is the first level of integration is single sign on so we've implemented okta.

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Vladimir Eidelman: We moved from different single sign on, and then I have these applications that are able to basically take advantage of

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Vladimir Eidelman: The single sign on so that you can be in FiscalNote and directly be able to access VoterVoice if you are paid customer or access CQ if you are a paid customer so there's a number of different access and roll permissions across these different things that we use.

01:45:27.720 --> 01:45:28.860

Joshua Reilly: Awesome thanks guys.

01:45:34.620 --> 01:45:41.550

Marc Griffin: Great let's move along we'll see if we can take our next question here from Matt.

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Matt VanVliet: Right great thanks for taking the question, maybe first on the I guess the human interpretation component that you talked about learning over the top, and it sounds like it's more of an exception basis type of

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Matt VanVliet: Interaction there but maybe talk about how that is scaling with the growth of the business, you know where do those people sit or do you have them in local markets or is that a centralized operation.

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Matt VanVliet: Just help us understand a little bit more about you know how much human interaction is required and kind of where you see that heading over the next couple years.

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Vladimir Eidelman: Sure so I’m happy to start and then Tim if you wanted to add something so we again we think about it kind of in this level of.

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Vladimir Eidelman: Complexity, so there are some resources in the US that have to deal with the most complex subject matter types of problems so.

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Vladimir Eidelman: Being able to really understand the implications of legal policy that we've extracted the summary from and understand whether or leads to

01:46:50.070 --> 01:47:00.000

Vladimir Eidelman: Financial services or within that like bankruptcy protection that's something that we have people in the US within either of analysts teams or professional services that are able to.

01:47:00.300 --> 01:47:06.300

Vladimir Eidelman: Basically, identify and we built a number of different internal tools that immediately surface in kind of a work them to the existence of.

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Vladimir Eidelman: A new bill with the summary that they should take advantage of her and we'll get before it's pushed out to the client.

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Vladimir Eidelman: Other tasks are much more manual and kind of rote so.

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Vladimir Eidelman: Like post editing transcript from our automated transcription service so that goes out to external markets that we have outsourced in different places like in India, in the Philippines.

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Vladimir Eidelman: Where we can take advantage of a much cheaper rate of labor but still fairly well educated English speaking that can do that kind of work and still you know, be very responsive and have a good turnaround cycle basically coverage for most of the day.

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Tim Hwang: Operationally speaking, you know we do as we had mentioned have a fairly distributed workforce with respect to sort of that incremental last mile.

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Tim Hwang: Analysis that's required from a research perspective, you know some of the I would say kind of repeated tasks for sure you know we've kind of outsourced or find other sources of opportunities to kind of reduce those expenses.

01:48:08.550 --> 01:48:17.070

Tim Hwang: I do think that you know when it comes to kind of more complicated research or analysis that our clients want to value.

01:48:18.030 --> 01:48:23.040

Tim Hwang: You know, particularly as an example, you know let's say that the technology organization delivers.

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Tim Hwang: High quality information about the Defense appropriations act as well as military spending in the United States through the Congressional appropriations process.

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Tim Hwang: We may want to augment some of the hundreds of pages of a bill text with some level of analysis or summarization of

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Tim Hwang: Political updates, you know committee chair X, Y Z is not a big favor of ABC particular issue or you know we've seen in the past or historically.

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Tim Hwang: You know that members of this particular Caucus are you know not in favor of increasing spending on so and so something, and so on, so forth, and so.

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Tim Hwang: I would say that those particular elements I would say, are fairly build it once, repeated over and over again, as opposed to scaling linearly and so to John's point.

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Tim Hwang: The expenses that are associated with those portions of our businesses are fairly fixed we don't expect them to increase linearly with

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Tim Hwang: The relevant product lines associated with those particular businesses, I will say that you know if we think about sort of investing say in other industries or other categories.

01:49:35.790 --> 01:49:49.020

Tim Hwang: You know, those are areas in which we constantly think about how to get that leverage out of that investment and how to again kind of double down on that factor of build it wants to repeat it over and over again, to really drive as much operating leverage as possible.

01:49:50.700 --> 01:49:51.510

Matt VanVliet: Very helpful.

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Matt VanVliet: And when you look at the

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Matt VanVliet: The next several years of revenue growth projections that you're in there.

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Matt VanVliet: You know how much of some sort of pipeline coverage, do you have today that you're working on understanding that sometimes, these are you know multi year potential projects.

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Matt VanVliet: From that standpoint and how much is you know kind of adding new sales people adding new territories, adding new functionality that you're you know you have planned out, but maybe isn't in market yet that could have some higher variability than you have today.

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Reed Fawell: So I can start with that if you'd like so for in terms of what growth we see today with the assets and existing products that we have today and the team, we have is significant, you can see it in that.

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Reed Fawell: In each year and that growth as it as it moves over to organic growth.

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Reed Fawell: Versus acquired growth because we have had such success with acquiring relevant bolt on products within the last year, a year and a half and because we've got a good track record of doing that back to the last four or five years.

01:50:57.060 --> 01:51:05.220

Reed Fawell: We see that the ability to add products into our existing teams’ bags is very strong, and so our growth we see heavily predicated on.

01:51:05.760 --> 01:51:13.830

Reed Fawell: The team, we have today not exclusively will still our new salespeople but the team, we have today assets and products that exist today in our

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Reed Fawell: Our portfolio, but that we've only begun to grow, so our average account has about three of our products.

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Reed Fawell: And you saw on the slides there are roughly 14 or so product brands and then within each of those products that have different capabilities and modules that they can buy.

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Reed Fawell: And so you can see, in terms of hitting a ceiling on our products and the penetration, we have today we're not even close and we're seeing.

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Reed Fawell: For example, in q3 our average price point for new sale went up over 30% versus q3 of the prior year and that's not just price increases that's because our sales team is able to sell.

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Reed Fawell: An increasing bundle of products, relative to the bundle they had at their disposal a year ago, or two years ago, etc.

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Reed Fawell: So we'll see some new product development will see enhancements the products we have today, but a lot of our growth will come from.

01:52:05.940 --> 01:52:16.860

Reed Fawell: A salesperson just simply being able to sell more than they were able to sell two years ago, or three years ago, and so let me, let me pause there and see if there's any add on questions before we get to that technology components.

01:52:19.680 --> 01:52:41.130

Matt VanVliet: Or maybe just then one on you know the net revenue retention number 101% and I guess how much how much churn is sort of embedded in that number and how much true kind of upsell cross sell is happening to get to that one on one number if it's something you're willing to share.

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Reed Fawell: Yes, I can share back to that last quarter, so we do.

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Reed Fawell: We do new logo sales and cross obviously to hit that growth number, and so, as we see our net retention beginning to you know cross paths 100% and consistently that's when, of course, the new logo will be pure upside so we do have new logo sales that.

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Reed Fawell: Supplement our ability to grow, obviously we have seen the new logo sales, just as the net retention has been consistently increasing so has the new logo sales as well.

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Reed Fawell: Through the third quarter of 2021 it was up over 70% relative to the year before, so we see both of those numbers moving up an accelerating and again that's not.

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Reed Fawell: Being driven by you know excessive hiring or headcount by salesperson it's also being driven by a higher productivity per sales people simply because they have more to sell and more to renew.

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Matt VanVliet: Great, thank you.

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Sure.

01:53:46.650 --> 01:53:50.580

Marc Griffin: Great take our next question from Rudy Kissinger at DA Davidson.

01:53:55.080 --> 01:53:56.010

Marc Griffin: Maybe we lost him there.

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Marc Griffin: Let's go to William Lee from United First.

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William Lee: Good morning guys, as we think about the midterm elections later this year, can you talk about if the turnover in the House and Senate would negatively impact in 2023 and further or do you see greater opportunity to gain share.

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Tim Hwang: You know so FiscalNote primarily benefits from changes in government in some form or fashion, and the reason why is because changes in government

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Tim Hwang: Tend to create more uncertainty about what's possible and what's not possible and, of course, that drives higher level of demand for our information.

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Tim Hwang: So it's very similar to the way in which you know let's say markets are fairly stable, I'm sure you're

722

01:54:50.970 --> 01:54:57.600

Tim Hwang: Still checking your Bloomberg terminal but maybe you know not as religiously versus you know times in which the

723

01:54:58.200 --> 01:55:06.630

Tim Hwang: Markets are highly volatile which people are you know constant glued to their phones, the question is sort of you know what really drives that behavior and it's just a fear of uncertainty and so.

01:55:08.580 --> 01:55:12.720

Tim Hwang: You know, depending on you know what happens in the midterm elections, you know if.

01:55:14.280 --> 01:55:15.720

Tim Hwang: If we see sort of a.

726

01:55:16.890 --> 01:55:24.390

Tim Hwang: Continued to kind of regime under the kind of the political parties that sort of a unified, both in the in the White House and in Congress.

727

01:55:24.810 --> 01:55:32.520

Tim Hwang: We probably will continue to see a high rate of legislative activity, particularly at the federal level that will drive continuous demand for our products.

728

01:55:34.020 --> 01:55:41.880

Tim Hwang: If there's gridlock that occurs in Congress in some form or fashion either between houses or between the White House in the like.

729

01:55:42.570 --> 01:55:53.940

Tim Hwang: It's often the case that a lot of our products, particularly at the state and local levels will continue to increase as a result of the requirements by.

730

01:55:56.160 --> 01:56:02.850

Tim Hwang: You know the Federal Government to sort of push a lot of the policy making initiatives down into the.

731

01:56:04.140 --> 01:56:09.750

Tim Hwang: The kind of state and local government practices, and so you know that may result in sort of folks who.

01:56:10.170 --> 01:56:15.510

Tim Hwang: Whose normal attention to be focused on the federal side to focus a little more on state and local doesn't necessarily mean that.

01:56:16.080 --> 01:56:23.730

Tim Hwang: You know that they're not focused on federal certainly during the Obama presidency you know what the Obama Administration White House of ultimately ended up doing was

734

01:56:25.020 --> 01:56:26.700

Tim Hwang: Using executive actions.

735

01:56:27.960 --> 01:56:35.370

Tim Hwang: You know from the White House as a form of circumventing Congress, or the legislative process, and of course with that ultimately meant was that

736

01:56:36.030 --> 01:56:43.650

Tim Hwang: Our regulatory products were much more focused and say legislative products and that so just different demands different portions of the policy making process overall.

737

01:56:44.550 --> 01:56:55.380

William Lee: Right and just a follow up in terms of the underlying expectations for your 2023 forecasts, is there any certain assumptions you're making in terms of midterm elections.

738

01:56:56.880 --> 01:56:58.890

Tim Hwang: No, we're fairly agnostic about the.

739

01:56:59.910 --> 01:57:02.070

Tim Hwang: Kind of overall political outcomes here.

740

01:57:02.670 --> 01:57:03.600

William Lee: Okay, great thanks.

741

01:57:11.820 --> 01:57:12.390

Marc Griffin: Right let's

01:57:13.410 --> 01:57:14.970

Marc Griffin: Go with Nima Rad.

01:57:15.120 --> 01:57:16.500

Marc Griffin: As broadly as open.

744

01:57:20.040 --> 01:57:26.160

Nima Rad: Hey guys thanks for taking my question so just going back to the Matt’s question on the net retention.

745

01:57:27.270 --> 01:57:33.300

Nima Rad: Seeing that it was 99% as of the most recent quarter, but looking over at the nine months figure.

746

01:57:34.440 --> 01:57:51.300

Nima Rad: Looks like it was 95% so see clearly seeing a good amount of growth turn I was just wondering if you guys could put a finer point on it, and maybe share why customers are switching from you guys to someone else and, if so, who they're switching to.

747

01:57:52.470 --> 01:58:03.540

Reed Fawell: Yeah I can start there so thanks your question the gross churn is largely driven by smaller SMB type customers, so we tend to have.

748

01:58:04.440 --> 01:58:10.500

Reed Fawell: If you think back to, for example, the California governor recall effort that happened last year.

749

01:58:11.070 --> 01:58:19.740

Reed Fawell: Every time something like that happens at a State level or a local level, you often have advocacy groups which themselves are short lived they spring up to.

750

01:58:20.460 --> 01:58:28.620

Reed Fawell: Advocate on either side of whatever that issue might be they'll spring up to get very involved in that issue and they'll come to FiscalNote as inbound leads.

01:58:29.010 --> 01:58:35.400

Reed Fawell: And so we take them as customers, we serve them well with our products, we have a very light touch sales.

01:58:36.300 --> 01:58:44.610

Reed Fawell: Team for that that does not cost us much we have a very low touch service model for those types of customers so it's good business for us.

753

01:58:45.060 --> 01:58:56.250

Reed Fawell: But by nature, there is a higher gross turn on those, those are not long term accounts that we anticipate to have or to grow and so that's just a characteristic of our SMB segment.

754

01:58:57.030 --> 01:59:07.500

Reed Fawell: What we are doing the overtime is we're shifting the profile of our total accounts and our total ARR proportionally away from those and the average.

755

01:59:08.340 --> 01:59:18.090

Reed Fawell: Value of our customers, as you saw some of the data earlier is increasing, because we're increasing the number of new logos that we win with larger enterprise or more stable and sticky.

756

01:59:18.990 --> 01:59:29.220

Reed Fawell: Government customers so we're bringing those in at a higher rate and then we're growing those at a higher rate, so I suspect for the foreseeable future, will continue to have that SMB profile of.

757

01:59:29.700 --> 01:59:38.760

Reed Fawell: Short term customers, but the proportion of those customers as a total share right businesses decreasing the other dynamic on gross term.

758

01:59:39.270 --> 01:59:45.630

Reed Fawell: Is we've been very disciplined about making trade offs about what our products, the future and where we were going to invest in where we see growth.

01:59:46.080 --> 02:00:05.640

Reed Fawell: And there are some legacy products that we've replicated and those generally consists of some of the older media subscription products, think magazines, think periodicals that are high quality, but they often were hard copy and they were in the offices of.

02:00:06.780 --> 02:00:18.000

Reed Fawell: The legal departments in some of these companies or in the lobbies of these senators and Congress people and those lobbies aren't populated anymore, with the last year's with COVID and so we've made some.

761

02:00:19.410 --> 02:00:25.080

Reed Fawell: Disciplined decisions around deprecating some of those products that just don't represent growth for us in our often.

762

02:00:26.760 --> 02:00:30.660

Reed Fawell: With the types of SMB type customers, where we also don't see a lot of growth so.

763

02:00:31.500 --> 02:00:35.460

Reed Fawell: The gross churn is largely a part of just disciplined decisions we've made.

764

02:00:35.790 --> 02:00:45.600

Reed Fawell: And also understanding a particular segment of market that will have that characteristic but is an increasingly smaller part of our business, which is why you see the overall retention numbers going up over time.

765

02:00:47.730 --> 02:01:05.580

Nima Rad: Got it, thank you that's very helpful and then, if I could squeeze in a second one here i'm just looking at the 70% growth in new logos year over year are you guys able to disclose the organic measure of that and that's excluding the boosted new logo sales from acquisitions.

766

02:01:08.400 --> 02:01:14.580

Reed Fawell: We can, and that is primarily organics since simply as.

02:01:15.690 --> 02:01:25.980

Reed Fawell: Through q3 most of that has come from products that we had coming into the year so it's probably coming from primarily coming from organic.

02:01:27.120 --> 02:01:39.060

Reed Fawell: Over next year sorry 2022 I should say we'll see a lot of those products that previously were not considered organic will start to become as they can be agent to our organic growth but.

769

02:01:40.080 --> 02:01:52.290

Reed Fawell: Reporting through q3 of 2021 it's primarily organic price increases, there are instances where they bundled in your products but there's also a strong traction with the existing legacy products.

770

02:01:54.330 --> 02:02:13.560

Nima Rad: Got it, thank you and then just want to issue some quick apologies for Rudy he's having a little bit of technical issues, but if I can squeeze in a third one just looking at the about 10% organic growth in 21 but you guys are targeting about 15 to 20% going forward.

771

02:02:14.670 --> 02:02:24.450

Nima Rad: What would you say, are the biggest contributors to that acceleration, whether that be increasing new logo bookings higher gross or net retention or really just how you guys get there.

772

02:02:26.070 --> 02:02:37.170

Reed Fawell: Yet thanks Nina and so net retention increases those have been consistent over time so that's the obviously the primary basis upon which we grow in the primary starting point, so we expect that to continue to increase.

773

02:02:38.070 --> 02:02:49.500

Reed Fawell: We expect average price points to increase, and that is again standalone pricing on existing products, and that will be increasing, that is by.

774

02:02:50.400 --> 02:02:55.110

Reed Fawell: Increasing bundling as well as internal referral programs we've.

02:02:56.010 --> 02:03:04.800

Reed Fawell: Launched a program called One FiscalNote this year, as we have those various sales teams operating in different parts of a large enterprise and we're very.

02:03:05.220 --> 02:03:11.310

Reed Fawell: Very intentional about making sure that the whole is greater than the sum of its parts, when it comes to growth, and so we have a.

777

02:03:13.200 --> 02:03:25.590

Reed Fawell: Well, designed program that incentivizes various parts of the sales teams to send leads to each other to we have an enablement team that helps enable them on how to identify opportunities for products that are not in their bag.

778

02:03:26.760 --> 02:03:30.660

Reed Fawell: And number two from technology platforms to help do that as well, so.

779

02:03:31.080 --> 02:03:41.820

Reed Fawell: That kind of one FiscalNote whole being greater than the sum of its parts is is also a big component of making sure that each of our product lines is performing better than it would have had they not been under the same roof, with the same team.

780

02:03:42.570 --> 02:03:49.860

Tim Hwang: One other thing that I would add here is that you know we of course have continued the M&A program over the course last 18 months or so and.

781

02:03:50.790 --> 02:04:01.080

Tim Hwang: The average organic growth rates of those businesses relative to say some of the legacy business lines are an often cases significantly higher.

782

02:04:01.860 --> 02:04:13.620

Tim Hwang: And then 10 or 15% so as you get you know as you integrate some of these businesses that are growing 30, 50, hundred percent plus bundling them in alongside our broad customer base.

783

02:04:14.490 --> 02:04:23.610

Tim Hwang: You know, as Jon mentioned, we do expect that the blended organic growth rate of the entire firm continue to drive upwards, and it will continue to accelerate as a result of the.

02:04:24.060 --> 02:04:27.060

Tim Hwang: Commercial bundling that we've seen in the past, and so, if you think about our.

02:04:27.930 --> 02:04:36.990

Tim Hwang: Commercial model which is selling more datasets are selling more users on to particular workflow module as we add a new dataset we're able to add.

786

02:04:37.290 --> 02:04:49.650

Tim Hwang: That particular SKU on top of our existing customers, as we add a new workflow capability, we can add more users and those two drivers effectively in addition to the blended organic growth through the combined firm.

787

02:04:50.280 --> 02:04:59.370

Tim Hwang: We do expect to see a decent increase in organic growth rates now, as well as into the future, as we continue this overarching M&A program.

788

02:05:02.460 --> 02:05:04.320

Nima Rad: about it that's all super helpful, thank you, yes.

789

02:05:07.560 --> 02:05:11.040

Marc Griffin: I will do take our next question from Matt at William Blair, please your line is open.

790

02:05:14.100 --> 02:05:17.040

Matt Stotler: Hey guys, thank you for doing this, thank you for taking the questions.

791

02:05:17.550 --> 02:05:19.530

Matt Stotler: So a handful for me, I guess first from a.

792

02:05:19.530 --> 02:05:34.560

Matt Stotler: Product perspective, you mentioned the some of the newer products like ESG and roadmap, you know, like you know cannabis and you know whether that's from a product perspective or a just kind of looking at it regulatory themes that you're looking to address.

02:05:35.730 --> 02:05:43.440

Matt Stotler: As you think through the you know kind of your medium to long term targets and, yes, particularly the next few years from a product perspective we're kind of the.

02:05:44.310 --> 02:05:50.700

Matt Stotler: Specific ones that stand out in terms of achieving those targets, and you know, are there any in particular that you're counting on to get there.

795

02:05:53.250 --> 02:05:54.900

Tim Hwang: You know I wouldn't say that there's

796

02:05:55.200 --> 02:06:03.000

Tim Hwang: One product in particular that we're you know, placing all of our eggs into the basket I guess on but.

797

02:06:04.290 --> 02:06:21.600

Tim Hwang: You know, we are fairly bullish on you know to your point the regulated sectors, the future, we are investing very heavily this year in places like ESG as an example where we do expect to see the secular tailwinds around regulators that are driving increasing.

798

02:06:22.950 --> 02:06:37.890

Tim Hwang: Reporting requirements from publicly traded entities from organizations around the world in terms of disclosing their carbon footprint all the tools and the regulations that are associated with that we do feel fairly strongly that that's going to be continued driver of success.

799

02:06:39.420 --> 02:06:47.640

Tim Hwang: As we look at sort of other opportunities and gig economy of cryptocurrencies or cannabis, you know we do take a pretty I would say, rigorous approach at thinking about.

800

02:06:48.270 --> 02:06:59.400

Tim Hwang: The total addressable market that would be added as a result of investing in this particular product line the relative growth rate of that business the intersection with our existing commercial base and the opportunity to grow into the future.

02:07:00.960 --> 02:07:14.340

Tim Hwang: And so, more than anything else would, I would say is, we have a methodology to looking at you know investing into particular product lines, and you know I mentioned this in the past and different shareholder letters and public statements but.

02:07:15.600 --> 02:07:24.480

Tim Hwang: You know, we are very experimental organization and you know we continue to innovate and not everything that we invest in it's going to continue to you know drive growth to the future and.

803

02:07:24.810 --> 02:07:30.300

Tim Hwang: I think, as a management team, but we have to do is, we have to stay fairly disciplined about shutting down experiments that aren't working.

804

02:07:30.540 --> 02:07:37.860

Tim Hwang: And doubling down and tripling down in the investments that are yielding a lot of growth for us the future and that methodology, something that we have.

805

02:07:38.250 --> 02:07:44.760

Tim Hwang: On I wouldn't say perfected, but it, you know, obviously made a lot of investments in and allowed us to be successful, up to this point here.

806

02:07:45.930 --> 02:07:52.890

Matt Stotler: Right got it that's helpful I’m switching to the I guess the international opportunity, you mentioned some.

807

02:07:53.400 --> 02:07:56.880

Matt Stotler: You know, some kind of on the ground exposure in terms of the go to market organization.

808

02:07:57.510 --> 02:08:10.410

Matt Stotler: Do you just maybe dig into your plans a little bit in terms of expansion, whether that's on the on the product side, or you know continued expansion with direct indirect sales channels and that type of thing both organic and inorganic perspective as we look forward.

02:08:11.820 --> 02:08:13.980

Tim Hwang: So we do we.

02:08:14.160 --> 02:08:20.280

Tim Hwang: Really bullish, of course, in the European market and, as you know, and that's primarily as a result of the increasing.

811

02:08:21.270 --> 02:08:30.360

Tim Hwang: Activism by public policymakers and regulators, I think European regulators are viewing themselves as increasing the regulatory traffic COPs the world and.

812

02:08:31.320 --> 02:08:46.260

Tim Hwang: You know, as that kind of dynamic continues to increase in things like data privacy or anti trust or ESG or whatnot we do expect that our commercial efforts, as well as the growth efforts that we're investing in on the ground in Europe will continue to increase.

813

02:08:47.730 --> 02:08:50.490

Tim Hwang: Over the last 18 months we have made investments in.

814

02:08:51.570 --> 02:09:05.940

Tim Hwang: In places like South Korea and Singapore and Australia more industrialized western markets in parts of Asia, that we do expect to see sort of increasing similar dynamics around things like ESP, in particular, and so.

815

02:09:06.720 --> 02:09:15.270

Tim Hwang: You know, we are continuing to make those investments, I think you know when we evaluate emerging markets, overall, we haven't made significant investments there.

816

02:09:15.570 --> 02:09:22.860

Tim Hwang: Commercially speaking, but of course it's something that you know we're constantly evaluating as we're looking at different opportunities to deploy capital.

817

02:09:25.470 --> 02:09:31.350

Matt Stotler: And then maybe just a couple quick ones one going back to the growth retention net retention question.

02:09:32.160 --> 02:09:39.210

Matt Stotler: You know, maybe it would be helpful if there's anything you can talk about in terms of you know, obviously you've got this SMB segment that's got higher churn.

02:09:40.140 --> 02:09:48.000

Matt Stotler: When you look at those larger customers anything you can you can share in terms of you know what the either from a gross potential perspective or net retention perspective.

820

02:09:48.450 --> 02:09:56.190

Matt Stotler: What those look like, as we kind of think about you know what this business and the profile might look like, as the SMB segment becomes a continuously smaller portion.

821

02:09:58.290 --> 02:10:00.600

Reed Fawell: Yeah are our top customers in terms of.

822

02:10:01.140 --> 02:10:08.220

Reed Fawell: Revenue management account size our highest renewing and so we see them at over 100%, for example,

823

02:10:08.760 --> 02:10:22.560

Reed Fawell: The public sector, the Federal sector has performed well for us and traditionally three digit net retention it's a very sticky product there it's very applicable and we have a very clear path that across all we see the same with our largest corporate customers.

824

02:10:23.760 --> 02:10:30.750

Reed Fawell: You know, over 200,000 the contract value of 100,000 contract value that's where we see the highest net retention and growth retention.

825

02:10:31.080 --> 02:10:40.410

Reed Fawell: If we lose a customer or contract a customer in one of those profile companies it's usually because there's been some sort of significant portion of their business.

826

02:10:41.970 --> 02:10:45.720

Reed Fawell: But otherwise, those are very sticky when we see our highest gross and net retention.

02:10:46.290 --> 02:10:46.980

Matt Stotler: Got it okay.

02:10:47.580 --> 02:10:51.240

Matt Stotler: And then last one for me on the you mentioned the deprecation of legacy products.

829

02:10:51.960 --> 02:10:58.170

Matt Stotler: What is the tale of that deprecation look like and how do you expect those to roll up as you kind of try and think.

830

02:10:58.170 --> 02:11:00.870

Matt Stotler: Through how it's impacting the numbers going forward.

831

02:11:01.800 --> 02:11:10.320

Reed Fawell: Yeah we see that to be less than that tell moving forward as we've already made some of these decisions and they're still showing up and some of our numbers.

832

02:11:11.640 --> 02:11:22.860

Reed Fawell: That, in the future if we deprecate a product it's going to be, because we are replacing it with a better product that we've developed internally, whether we bolted on through an acquisition, so we expect that to be less of an issue moving forward.

833

02:11:23.700 --> 02:11:24.720

Matt Stotler: Got it thanks again.

834

02:11:25.080 --> 02:11:25.560

Reed Fawell: Yep sure.

835

02:11:30.600 --> 02:11:35.250

Marc Griffin: A great as a reminder if you'd like to ask the question, please so raise your hand.

02:11:44.850 --> 02:11:51.420

Marc Griffin: Okay, great not seeing any more questions at this time i'm going to turn it back to Tim for a final wrap u. Tim, please go ahead.

02:11:52.230 --> 02:12:02.250

Tim Hwang: Alright well appreciate everybody jumping on this call here, as was previously mentioned we're very excited about our entry into the public markets and the continued growth story that we have overall and so.

838

02:12:02.850 --> 02:12:11.940

Tim Hwang: We look forward to working with all of you, you know as we continue to build upon our growth strategy and communicate the very exciting milestones that we have for the future.

02:12:12.720 --> 02:12:18.960

Tim Hwang: So thank you all for jumping on here, and will continue to look forward to growth in the future, thank you.

Additional Information and Where to Find It

In connection with its proposed business combination with FiscalNote Holdings, Inc. (FiscalNote), Duddell Street Acquisition Corp. (“Duddell Street”) has filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which includes a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street is included in the proxy statement/prospectus for the proposed business combination, which is available at www.sec.gov and can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forwardlooking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.